Form 10-K, Exhibit 13
period 1995-06-30
SOUTHERN ELECTRONICS CORP
filed 1995-09-28
CIK 800286

Selected Income Statement Data
Year Ended June 30, (in thousands, except per share data)         1995         1994         1993      1992        1991
Net sales                                                       $398,753     $296,173    $249,472   $178,666    $139,151
Cost of sales, including buying
  and occupancy expenses                                         370,548      271,982     223,122    158,957     124,478
Gross profit                                                      28,205       24,191      26,350     19,709      14,673
Selling, general and
  administrative expenses                                         18,652       14,448      13,015     10,919       8,450
Special charge                                                       452            -           -          -           -
Earnings from operations                                           9,101        9,743      13,335      8,790       6,223
Interest expense (income)-net                                        688          193          20        (35)         47
Earnings before
  income taxes                                                     8,413        9,550      13,315      8,825       6,176
Income taxes                                                       3,191        3,606       4,929      3,960       1,965
Net earnings                                                    $  5,222      $ 5,944    $  8,386   $  4,865    $  4,211
Net earnings per common share                                   $    .74      $   .81    $   1.13   $    .71    $    .65

Weighted average number of
  common and common equivalent
  shares outstanding                                               7,069        7,355       7,427      6,804       6,324




Selected Balance Sheet Data
June 30, (in thousands)                                            1995        1994        1993        1992       1991
Working capital                                                $  41,355      $25,489    $ 20,099    $ 12,818   $  4,037
Total assets                                                      87,375       65,572      59,690      42,504     28,051
Long-term obligations
  less current portion                                            11,500            -           -           -        635
Total stockholders' equity                                        34,633       29,348      23,281      14,500      5,326

1
Southern Electronics Corporation

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following table sets forth, for the years indicated, the percentage of net sales represented by selected items from the Company's Consolidated Statements of Earnings.

Year Ended June 30,                                     1995      1994      1993       1992        1991
Net sales                                              100.0%    100.0%    100.0%     100.0%      100.0%
Cost of sales, including buying and
    occupancy expenses                                  92.9      91.8      89.4       89.0        89.5
Gross profit                                             7.1       8.2      10.6       11.0        10.5
Selling, general and
    administrative expenses                              4.7       4.9       5.2        6.1         6.1
Special charge                                            .1         -         -          -           -
Interest expense-net                                      .2        .1         -          -           -
Earnings before income taxes                             2.1       3.2       5.4        4.9         4.4
Income taxes                                              .8       1.2       2.0        2.2         1.4
Net earnings                                             1.3%      2.0%      3.4%       2.7%        3.0%

Any trends that may be derived from the above table are not necessarily indicative of the Company's future operations.

Consolidated Results of Operations

Fiscal 1995 Compared with Fiscal 1994

Net sales for the year ended June 30, 1995 increased by 34.6% compared to the year ended June 30, 1994. Because the cost of the Company's products typically decreased during 1995, the increase was primarily due to an increased volume of sales to value-added resellers (VARs) and dealers served by the Company. Sales of microcomputers and computer peripheral products represented approximately 91% of the Company's net sales for the years ended June 30, 1995 and 1994. Sales of cellular telephone products accounted for approximately 9% of the net sales for the years ended June 30, 1995 and 1994.
          Gross profit as a percentage of net sales was 7.1% for year ended June 30, 1995 as compared to 8.2% for the year-earlier period. This decrease is primarily attributable to more competitive pricing in fiscal 1995 compared to fiscal 1994.
          Selling, general, and administrative expenses as a percentage of net sales decreased to 4.7% for the year ended June 30, 1995 compared with 4.9% for the year ended June 30, 1994. This decrease is due primarily to greater revenue coverage of expenses and the Company's efforts to contain expense increases.
          The Company incurred $452,000 of expenses in fiscal 1995 in connection with an attempted merger. These expenses were recorded as a special charge when the related merger discussions were terminated.
          Income tax expense was recorded in the year ended June 30, 1995 at an effective annual rate of 37.9% as compared to 37.8% in the year ended June 30, 1994.

Fiscal 1994 Compared with Fiscal 1993

Net sales for the year ended June 30, 1994 increased by 18.7% compared to the year ended June 30, 1993. Because the cost of the Company's products typically decreased during fiscal 1994, the increase was due primarily to an increased volume of sales to value-added resellers (VARs) and dealers served by the Company. Sales of microcomputers and computer peripheral products represented approximately 91% of the Company's net sales for the year ended June 30, 1994 as compared to approximately 88% for the year ended June 30, 1993. Sales of cellular telephone products accounted for approximately 9% of the net sales for the year ended June 30, 1994 as compared to 12% for the year-earlier period, primarily due to the Company's greater emphasis on sales of microcomputers and related peripheral products.
          Gross profit as a percentage of net sales was 8.2% for year ended June 30, 1994 as compared to 10.6% for the year-earlier period. This decrease is primarily attributable to more competitive pricing in fiscal 1994 compared to fiscal 1993.

6
Southern Electronics Corporation

          Selling, general, and administrative expenses as a percentage of net sales decreased to 4.9% for the year ended June 30, 1994 compared with 5.2% for the year ended June 30, 1993. This decrease is due primarily to greater revenue coverage of expenses and the Company's efforts to contain expense increases, offset by expenses associated with the Company's start-up of its Miami, Florida distribution and sales facility.
          Income tax expense was recorded in the year ended June 30, 1994 at an effective annual rate of 37.8% as compared to 37.0% in the year ended June 30, 1993.

Liquidity and Capital Resources

The Company and its wholly-owned operating subsidiary, Southern Electronics Distributors, Inc. ("SED"), are parties to a revolving credit loan agreement (the "Revolving Credit Agreement") with National City Bank, Columbus, Ohio, and Wachovia Bank of Georgia, N.A. which provides for an unsecured line of credit of $30,000,000. This agreement was entered into on June 29, 1995. The Company may borrow at the prime rate offered by Wachovia Bank of Georgia, N.A., 9.0% at June 30, 1995, or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Revolving Credit Agreement requires a commitment fee of 1/4% of the unused commitment.
          The Revolving Credit Agreement requires maintenance of certain minimum working capital and other financial ratios and has certain dividend restrictions. This agreement expires on August 31, 1997. At June 30, 1995, the Company had borrowings of $11,500,000 and irrevocable standby letters of credit of $1,050,000 outstanding under the Revolving Credit Agreement.
          The Company's liquidity requirements arise primarily from the funding of working capital needs, including inventories and trade accounts receivable. The Company funded its increases in accounts receivable and inventories with internally generated funds and, at times, borrowings under its Revolving Credit Agreement.
          Management continually evaluates the Company's product mix and the needs of its customers in order to minimize inventory obsolescence and carrying costs. The Company's rapid delivery terms are available to all of its customers, and the Company seeks to pass through its shipping and handling costs to its customers. The Company also provides trade credit to certain of its customers, typically net 10 days. Based on past experience, management does not believe that its policies of offering a broad range of products, rapid delivery, and providing trade credit to certain of its customers will have a material adverse effect on the Company's liquidity or results of operations.
          Management believes that the Revolving Credit Agreement, together with vendor lines of credit and internally generated funds, will be sufficient to satisfy its working capital needs during fiscal 1996.

Inflation and Price Levels

Management believes that inflation has not had a significant impact on the Company's business because of the typically decreasing cost of products sold by the Company. The Company also receives vendor price protection for a significant portion of its inventory. In the event a vendor reduces its prices for goods purchased by the Company prior to the Company's sale of such goods, the Company generally has been able either to receive a credit from the vendor for the price differential or to return the goods to the vendor for a credit against the purchase price. At this time, management does not expect that inflation will have a material impact on its business in the immediate future.

7
Southern Electronics Corporation

Consolidated Balance Sheets
JUNE 30,                                          1995           1994
Assets
Current assets:
    Cash and cash equivalents                $   790,000     $   741,000
    Trade accounts receivable,
     less allowance for doubtful
     accounts of $845,000 (1995)
     and $664,000 (1994)                      26,459,000      19,893,000
    Inventories                               53,688,000      38,972,000
    Deferred income taxes                        910,000       1,402,000
    Prepaid income taxes                         479,000         542,000
    Other current assets                         271,000         163,000
          Total current assets                82,597,000      61,713,000
Property and equipment - net                   4,452,000       3,521,000
Intangibles                                      326,000         338,000
          Total assets                       $87,375,000     $65,572,000

Liabilities and Stockholders' Equity
Current liabilities:
    Trade accounts payable                   $37,922,000     $33,440,000
    Accrued and other current liabilities      3,320,000       2,784,000
          Total current liabilities           41,242,000      36,224,000
Revolving bank debt                           11,500,000               -
Commitments
Stockholders' equity:
    Preferred stock;
      129,500 shares authorized, none issued
    Common stock, $.01 par value;
      10,000,000 shares authorized, 7,121,492
      (1995) and 7,063,947 (1994) and shares
      issued                                      71,000          71,000
    Additional paid-in capital                10,579,000      10,127,000
    Retained earnings                         25,640,000      20,418,000
    Treasury stock at cost, 125,590 (1995)
    and 105,304 (1994) shares                 (1,390,000)     (1,268,000)
    Prepaid compensation - stock awards         (267,000)              -
          Total stockholders' equity          34,633,000      29,348,000
            Total liabilities and
             stockholders' equity            $87,375,000     $65,572,000

See notes to consolidated financial statements


8
Southern Electronics Corporation

Consolidated Statements of Earnings
YEAR ENDED JUNE 30,

                                                   1995            1994            1993
Net sales                                      $398,753,000    $296,173,000   $249,472,000
Cost of sales, including buying and             370,548,000     271,982,000    223,122,000

                                                 28,205,000      24,191,000     26,350,000
Other costs and expenses (income):
    Selling, general and administrative          18,652,000      14,448,000     13,015,000
    Special charge                                  452,000               -              -
    Interest expense                                688,000         207,000         79,000
    Interest income                                       -         (14,000)       (59,000)

                                                 19,792,000      14,641,000     13,035,000
Earnings before income taxes                      8,413,000       9,550,000     13,315,000
Income taxes                                      3,191,000       3,606,000      4,929,000
Net earnings                                   $  5,222,000    $  5,944,000   $  8,386,000

Net earnings per common share                  $        .74    $        .81   $       1.13

Weighted average number of
    common and common equivalent
    shares outstanding                            7,069,000       7,355,000      7,427,000

See notes to consolidated financial statements

9
Southern Electronics Corporation

Consolidated Statements of Stockholders' Equity


                                Common Stock       Additional                                        Prepaid
                                           Par       Paid-In     Retained     Treasury Stock      Compensation-
                              Shares      Value      Capital     Earnings    Shares     Cost      Stock Awards
BALANCE, JUNE 30,1992       4,632,526    $46,000   $8,472,000  $ 6,088,000           $         -   $(106,000)
    Amortization of stock
      awards                                                                                          67,000
    Stock options
      exercised                79,770      1,000      224,000
    Tax benefit of stock
       options exercised                              449,000
    Stock awards
      cancelled                  (375)                 (1,000)                                         1,000
    Treasury stock purchased                                                 21,804     (346,000)
    Net earnings                                                 8,386,000
    Three-for-two stock
      split                 2,335,151     23,000      (23,000)
BALANCE, JUNE 30, 1993      7,047,072     70,000    9,121,000   14,474,000   21,804     (346,000)    (38,000)
    Amortization of stock
      awards                                                                                          34,000
    Stock options
      exercised                18,450     1,000        88,000
    Tax benefits of stock
      awards and options                              922,000
    Stock awards
      cancelled                (1,575)                 (4,000)                                         4,000
    Treasury stock purchased                                                 83,500     (922,000)
    Net earnings                                                 5,944,000
BALANCE, JUNE 30, 1994      7,063,947    71,000    10,127,000   20,418,000  105,304   (1,268,000)          -
    Stock awards issued to
      employees                54,500                 294,000                                       (294,000)
    Amortization of stock
      awards                                                                                          23,000
    Stock options
      exercised                 4,045
    Tax benefits of stock
      awards and options                              162,000
    Stock awards
      cancelled                (1,000)                 (4,000)                                         4,000
    Treasury stock purchased                                                 20,286                 (122,000)
    Net earnings                                                 5,222,000
BALANCE, JUNE 30, 1995      7,121,492   $71,000   $10,579,000  $25,640,000  125,590  $(1,390,000)  $(267,000)

See notes to consolidated financial statements

10
Southern Electronics Corporation

Consolidated Statements of Cash Flows
YEAR ENDED JUNE 30,
                                                                  1995            1994           1993
Operating Activities
Net earnings                                                  $ 5,222,000      $5,944,000    $  8,386,000
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Depreciation and amortization                                 569,000         484,000         370,000
    Loss on disposal of equipment                                       -               -         484,000
    Compensation-stock awards                                      23,000          34,000          67,000
    Provision for losses on accounts receivable                 1,143,000       1,225,000         425,000
    Changes in assets and liabilities providing
      (using) cash:
      Trade accounts receivable                                (7,709,000)     (2,780,000)     (9,858,000)
      Inventories                                             (14,716,000)     (3,339,000)    (10,177,000)
      Deferred income taxes                                       492,000        (114,000)       (253,000)
      Other current assets                                       (108,000)        (23,000)        124,000
      Trade accounts payable                                    4,482,000      10,612,000        (305,000)
      Accrued and other current liabiliti                         536,000        (133,000)        656,000
      Income taxes payable                                         63,000      (1,948,000)       (984,000)
      Net cash provided by (used in) operating activities.    (10,003,000)      9,962,000     (11,065,000)
Investing Activities
Purchase of equipment                                          (1,488,000)     (1,161,000)     (2,354,000)
Financing Activities
  Revolving bank debt proceeds (payments)                      11,500,000      (9,258,000)      9,258,000
  Tax benefit from stock awards and options                       162,000         922,000         449,000
  Proceeds from issuance of common stock                                -          89,000         225,000
  Purchase of treasury stock                                     (122,000)       (922,000)       (346,000)
  Payments under capital lease obligations                              -               -        (220,000)
      Net cash provided by (used in) financing activities.     11,540,000      (9,169,000)      9,366,000
Increase (decrease) in cash and cash equivalents                   49,000        (368,000)     (4,053,000)
Cash and cash equivalents, beginning of year                      741,000       1,109,000       5,162,000
Cash and cash equivalents, end of year                        $   790,000      $  741,000     $ 1,109,000
Supplemental disclosures of
  cash flow information
    Cash paid during the year for:
      Interest                                                $   688,000      $  207,000     $   282,000
      Income taxes                                              2,473,000       4,685,000       5,716,000

See notes to consolidated financial statements

11
Southern Electronics Corporation

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
a. Principles of Consolidation -- The consolidated financial statements include the accounts of Southern Electronics Corporation (the
     "Company") and its wholly owned subsidiary, Southern Electronics Distributors, Inc. ("SED"). Intercompany accounts and transactions have been eliminated.
b. Description of Business -- SED is a wholesale distributor of microcomputers, computer peripheral products, and cellular telephone products, serving value- added resellers and dealers.
c. Inventories -- Inventories are stated at the lower of cost (first-in, first-out method) or market and include in-transit inventory of $16,900,000 at June 30, 1995 and $9,800,000 at June 30, 1994.
d. Property and Equipment -- Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives, 5 to 7 years, of the related assets or the lease term, whichever is shorter.
e. Intangibles -- Intangibles are being amortized on a straight-line basis over 40 years.
f. Income Taxes -- Effective at the beginning of its fiscal year ended June 30, 1993, the Company adopted Statement of Financial Accounting
     Standards ("SEAS") No. 109, "Accounting for Income Taxes." The statement requires, among other things, a change from the deferred to the liability method of computing deferred income taxes. In all years prior to fiscal 1993, the Company accounted for income taxes under the provision of Accounting Principles Board Opinion No. 11.
g. Common Stock Splits -- The average number of shares outstanding, per share amounts, stock option and restricted stock data appearing in these financial statements have been restated for the 3-for-2 stock splits effected in the form of a stock dividend distributed in February 1993 and 1992.
h. Earnings Per Common Share -- Earnings per common share have been calculated based on the weighted average number of common shares and common share equivalents outstanding during each period using the treasury stock method.
i. Cash Equivalents -- Cash equivalents are short-term investments purchased with a maturity of three months or less.


2.   Property and Equipment
As of June 30, 1995 and 1994, property and equipment was comprised of the following:

                                              June 30,
                                          1995         1994
Furniture and equipment              $ 4,972,000   $ 3,588,000
Leasehold improvements                   902,000       798,000
Other                                    216,000       216,000
                                       6,090,000     4,602,000
Less accumulated
    depreciation                      (1,638,000)   (1,081,000)
                                     $ 4,452,000   $ 3,521,000


3.   Revolving Bank Debt
The Company and SED have a revolving credit loan agreement with two banks which provide for an unsecured line of credit of $30,000,000. At June 30,1995, SED had borrowings of $11,500,000 and irrevocable standby letters of credit of $1,050,000 outstanding under the line, leaving $17,450,000 available under the borrowing commitment. The Company may borrow at the prime rate offered by Wachovia Bank of Georgia, N.A., 9.0% at June 30, 1995, or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Company pays a commitment fee of 1/4% of the unused loan commitment. The loan agreement requires maintenance of certain minimum working capital and other financial ratios and has certain dividend restrictions.The Company was in compliance with such covenants at June 30, 1995. This agreement expires on August 31, 1997.

4.   Income Taxes
          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's current deferred tax asset are as follows:

                                               June 30,
                                          1995         1994
Reserves not currently
    deductible                         $519,000    $  955,000
Inventory valuation                     138,000       179,000
Depreciation                            179,000       183,000
Other                                    74,000        85,000
                                       $910,000    $1,402,000


12
Southern Electronics Corporation

During fiscal 1995, 1994 and 1993, a tax benefit of $162,000, $922,000 and $449,000, respectively, was allocated to additional paid-in capital for tax deductions on employee stock awards and options.
Components of income tax expense are as follows:

                                               Year Ended June 30,
                                           1995         1994          1993
Current:
  Federal                               $2,143,000   $2,379,000    $4,159,000
  State                                    394,000      419,000       574,000
                                         2,537,000    2,798,000     4,733,000
Deferred (Benefit):
  Federal                                  426,000     (104,000)     (223,000)
  State                                     66,000      (10,000)      (30,000)
                                           492,000     (114,000)     (253,000)
Tax deductions on
employee stock awards
and options                                162,000      922,000       449,000
                                        $3,191,000   $3,606,000    $4,929,000

The Company's effective tax rates for the years ended June 30, 1995, 1994, 1993 differ from statutory rates as follows:

                                            Year Ended June 30,
                                            1995          1994          1993
Statutory federal rate                      34.0%         34.0%         34.0%
State income taxes net of U.S.
  Federal income tax benefit                 3.6           3.3           3.0
Additional basis assigned to
  assets for tax purposes                      -             -           (.6)
Other                                        0.3            .5            .6
                                            37.9%         37.8%         37.0%


5. Lease Obligations
SED leases its main office facility under an operating lease with a partnership comprised of certain minority stockholders of the Company. The lease currently provides for an annual rent of $163,000 through October 1, 1999, subject to increase based upon periodic increases in the Consumer Price index.
          The Company leases additional distribution center and sales office space under operating leases. Rent expense under all operating leases for the years ended June 30, 1995, 1994, and 1993 was $565,000, $486,000, and
$344,000, respectively.

            As of June 30, 1995, the future minimum rental commitments under noncancellable operating leases were:

    Year Ending June 30,
    1996                                                416,000
    1997                                                451,000
    1998                                                434,000
    1999                                                186,000
    2000                                                 41,000
                                                     $1,528,000


6. Common Stock
The Company maintains stock option plans under which incentive and non-qualified stock options may be granted to officers and key employees to purchase up to 877,175 shares of common stock of the Company. Incentive stock options must be granted at not less than the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Non-qualified stock options may be granted at a price of not less than 85% of the fair market value of the common stock at the date of grant and expire 10 years from the date of grant.
          Stock option activity and related information under these plans was as follows:

                                                  Year Ended June 30,
                                             1995        1994         1993
Shares under options at
  beginning of year                         835,765     882,365     712,290
Options granted                             117,450      16,850     272,200
Options exercised                            (4,045)    (18,450)    (98,905)
Options cancelled                           (79,575)    (45,000)     (3,220)

Shares under options
  at end of year                            869,595     835,765     882,365

Average price of
  options exercised                      $      .55   $    4.78    $   2.29

At June 30:
  Price range of
  outstanding options
  From                                   $      .54   $     .54    $    .54
  To                                     $     6.00   $    5.75    $  17.12
  Options exercisable                       420,555     294,095     109,340


13
Southern Electronics Corporation

Options granted under the plans are exercisable in installments ranging from 20% to 33.3% per year. Upon the occurrence of a "change of control" (as defined), however, all outstanding options become immediately exercisable in full, and remain exercisable for the remaining term of the option.
          During fiscal 1995, the Board of Directors authorized the grant of non-qualified options to purchase up to 30,000 shares of common stock at an exercise price ranging from $5.00 to $6.00 per share to certain directors of the Company. During fiscal 1993, the Board of Directors authorized the grant of non-qualified options to purchase up to 6,000 shares of common stock at an exercise price of $6.00 per share to certain directors of the Company. During fiscal 1992, the Board of Directors authorized the grant of non-qualified options to purchase up to 27,000 shares of common stock at an exercise price of $6.00 per share to certain directors of the Company. These options are exercisable under the same terms as those under the Company's stock option plans. At June 30, 1995, 18,600 shares were exercisable. No shares have been exercised under these grants.


8. Restricted Stock
In February 1988, the Company's Board of Directors approved a restricted stock plan which permits the granting of 337,500 shares of restricted stock awards to directors, officers, and key employees. Such persons have shares issued in their name which are restricted as to the right of resale and other disposition until certain predetermined employment time requirements are met. The individual awards become vested after periods ranging from three to five years.
          Restricted stock activity was as follows:

                                                   Year Ended June 30,
                                                1995      1994        1993
Shares of restricted stock
  at beginning of year                        69,634    71,209      241,646
Issued                                        54,500         -            -
Vested                                       (69,634)        -     (169,875)
Cancelled                                     (1,000)   (1,575)        (562)
Shares of restricted stock
  at end of year                              53,500    69,634       71,209

The value of restricted stock awards is determined using the price of the Company's common stock on the grant date, and is amortized over the vesting period. The unamortized portion of such awards is deducted from stockholders' equity.


9. Savings Plan and Trust
The Company has a voluntary retirement program, the Southern Electronics Distributors Savings Plan and Trust. All employees of SED who have attained the age of 21 are eligible to participate after completing one year of service. SED matches a portion of employee contributions to the savings plan. Employees are immediately vested in their own contributions. Vesting in SED's matching contributions are based on years of continuous service. SED's matching contribution expense for the years ended June 30, 1995, 1994 and 1993 were $79,000, $55,000, and $72,000, respectively.


10. Significant Vendors
During the year ended June 30, 1995, SED purchased approximately 15% of its inventory from one vendor. During the year ended June 30, 1994, no vendor represented 10% or more of SED's inventory purchases. During the year ended June 30, 1993, SED purchased approximately 25% of its inventory from two vendors.


11. Special Charge
During the year ended June 30, 1995, the Company incurred $452,000 of expenses in connection with an attempted merger. These expenses were recorded as a special charge when the related merger discussions were terminated.

14
Southern Electronics Corporation

12. Unaudited Interim Financial Information

                                Fourth            Third             Second           First
                                Quarter          Quarter           Quarter          Quarter
Fiscal 1995:
   Net sales                 $106,196,000     $101,132,000        $100,783,000   $90,642,000
   Gross profit                 7,283,000        6,963,000           7,260,000     6,699,000
   Net earnings                 1,215,000        1,418,000           1,323,000     1,266,000
   Net earnings
     per common share        $        .17     $        .20        $        .19   $       .18

Fiscal 1994:
   Net sales                 $ 70,208,000     $ 75,776,000        $ 74,818,000   $75,371,000
   Gross profit                 5,465,000        6,183,000           6,147,000     6,396,000
   Net earnings                   901,000        1,536,000           1,640,000     1,867,000
   Net earnings
     per common share        $        .13     $        .21        $        .22   $       .25

Fiscal 1993:
   Net sales                 $ 69,287,000     $ 65,436,000        $ 60,946,000   $53,803,000
   Gross profit                 6,722,000        6,993,000           6,684,000     5,951,000
   Net earnings                 2,108,000        2,315,000           2,120,000     1,843,000
   Net earnings
     per common share        $        .28     $        .31       $         .29        $  .25

15
Southern Electronics Corporation

Independent Auditors' Report
The Board of Directors of
Southern Electronics Corporation

We have audited the accompanying consolidated balance sheets of Southern Electronics Corporation and subsidiary as of June 30, 1995 and 1994, and the related statements of earnings, stockholders' equity, and cash flows for the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Southern Electronics Corporation and subsidiary as of June 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP



Atlanta, Georgia
August 18, 1995

16
Southern Electronics Corporation

Price Range of Common Stock
The following table sets forth the high and low sales prices for Southern Electronics Corporation's common shares as reported for each quarter of fiscal 1995 and 1994. The quotations are inter-dealer prices without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

1995 Fiscal Quarter                          High               Low
Fourth . . . . . . . . . . . . . . . . .    $ 6.50            $ 4.88
Third  . . . . . . . . . . . . . . . . .    $ 7.50            $ 4.50
Second . . . . . . . . . . . . . . . . .    $ 6.88            $ 4.75
First  . . . . . . . . . . . . . . . . .    $ 6.88            $ 4.75

1994 Fiscal Quarter                          High               Low
Fourth . . . . . . . . . . . . . . . . .    $ 8.25            $ 5.25
Third  . . . . . . . . . . . . . . . . .    $12.50            $ 8.00
Second . . . . . . . . . . . . . . . . .    $13.25            $ 9.75
First  . . . . . . . . . . . . . . . . .    $17.25            $10.13

There were 6,995,902 shares of common stock outstanding and approximately
3,500 holders of common stock of the Company (including individual participants in securities position listings) as of September 13, 1995. The Company did not pay any cash dividends to its stockholders during the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a description of certain restrictions on the Company's payment of dividends.