Form 10-K, Exhibit 13
period 1996-06-30
SOUTHERN ELECTRONICS CORP
filed 1996-09-30
CIK 800286

Cover: Graphic -- picture of lap top computer with company name appearing on screen.

Cover foldout

SELECTED INCOME STATEMENT DATA

YEAR ENDED JUNE 30, (IN THOUSANDS, EXCEPT PER SHARE DATA)         1996         1995        1994        1993         1992
Net sales                                                     $468,298     $398,753    $296,173    $249,472     $178,666
Cost of sales, including buying
  and occupancy expenses                                       438,837      370,548     271,982     223,122      158,957
Gross profit                                                    29,461       28,205      24,191      26,350       19,709
Selling, general and
  administrative expenses                                       19,493       18,652      14,448      13,015       10,919
Special charge                                                      --          452          --          --           --
Earnings from operations                                         9,968        9,101       9,743      13,335        8,790
Interest expense (income)-net                                      902          688         193          20
(35)
Earnings before
  income taxes                                                   9,066        8,413       9,550      13,315        8,825
Income taxes                                                     3,516        3,191       3,606       4,929        3,960
Net earnings                                                  $  5,550     $  5,222    $  5,944    $  8,386     $  4,865
Net earnings per common share                                 $    .76     $    .74    $    .81    $   1.13     $    .71

Weighted average number of
  common and common equivalent
  shares outstanding                                             7,280        7,069       7,355       7,427        6,804

SELECTED BALANCE SHEET DATA

JUNE 30, (IN THOUSANDS)                    1996            1995          1994          1993              1992
Working capital                        $ 40,496         $41,355       $25,489       $20,099           $12,818
Total assets                            131,305          87,375        65,572        59,690            42,504
Long-term obligations
  less current portion                   10,610          11,500            --            --                --
Total stockholders' equity               41,650          34,633        29,348        23,281            14,500

1996 FINANCIAL ANALYSIS

BAR GRAPH: NET SALES
      MILLIONS OF DOLLARS

92                178.7
                  249.5
                  296.2
                  398.8
96                468.3

BAR GRAPH: NET EARNINGS
       MILLIONS OF DOLLARS

92                  4.9
                    8.4
                    5.9
                    5.2
96                  5.6

BAR GRAPH: EARNINGS PER SHARE
                DOLLARS

92                  .71
                   1.13
                    .81
                    .74
96                  .76

                         CORPORATE PROFILE
Southern Electronics Corporation distributes microcomputers, computer peripheral products and cellular telephone products to VARs and dealers. Headquartered in Tucker, Georgia, Southern Electronics Corporation had 348 employees as of June 30, 1996. The Company's shares are traded on the Nasdaq National Market under the symbol SECX.


BAR GRAPH: WORKING CAPITAL
         MILLIONS OF DOLLARS
92                  12.8
                    20.1
                    25.5
                    41.4
96                  40.5

BAR GRAPH: TOTAL ASSETS
       MILLIONS OF DOLLARS
92                  42.5
                    59.7
                    65.6
                    87.4
96                 131.3

BAR GRAPH: STOCKHOLDERS' EQUITY
           MILLIONS OF DOLLARS
92                  14.5
                    23.3
                    29.3
                    34.6
96                  41.7

LETTER TO OUR STOCKHOLDERS -- THIS APPEARS ON RIGHT SIDE OF PAGE

[ARROW RIGHT]      Fiscal 1996 was a good year for Southern
Electronics Corporation. Net sales for the year reached an all-time high of $468.3 million and net income was $5.6 million, exceeding the prior year's $5.2 million. What is even more telling, however, is the sequential quarterly pattern of results. After a first quarter with earnings per share of $.14, business improved for the balance of the year resulting in earnings per share of $.19, $.20 and $.23 for the second, third and fourth quarters, respectively. In addition, in the fourth quarter Southern Electronics Corporation was able to show higher earnings per share year over year -- $.23 vs. $.17 -- for the first time during this fiscal year. Your management believes that significant profit improvement has occurred, as demonstrated by the quarterly progress in fiscal 1996.

The year was one of many accomplishments. In September, we went "live" on a Unix-based computer system that fully integrates all aspects of sales and operations, thus eliminating most paperwork throughout the Company. This system, which provides real-time data, has aided sales in immediately identifying product availability, helped purchasing in providing greater detail on key rate-of-sale information, and further automated the distribution operation -- where proper implementation is so important to the success of Southern Electronics Corporation. The system is expandable and has capacity to allow the Company to achieve significant future sales growth targets.

In December 1995, the Company acquired the operating assets of U.S. Computer of North America. This acquisition brought with it the Latin America Hewlett-Packard line, as well as a new base of customers. We are pleased to report that since the date of acquisition, sales and profits derived from this new venture have exceeded expectations and are up sharply from a year ago. Our Latin American customers now see Southern Electronics Distributors as a full-line distributor who is a single-source supplier for all their needs. The success of this first acquisition by your Company paves the way for other acquisitions that we may consider in the future.

To support the increased business in Latin America, Southern Electronics has relocated within Miami's Beacon Centre to a much larger and more spacious sales and distribution complex. We plan to triple the size of our selling staff and have already added new sales people since the opening in early June. In addition, our coverage for the Latin American customer has been enhanced by having specialized buyers in place in Miami to cater specifically to the export market. Accordingly, we are now buying out of two different locations in recognition of the differences in the markets that Southern Electronics Corporation is now serving.

CONTENTS

INSIDE FRONT COVER
     Letter to Stockholders
2    Southern Electronics Corporation
10   Management's Discussion
     and Analysis of Financial
     Condition and Results of
     Operations
12   Consolidated Financial
     Statements
16   Notes to Consolidated
     Financial Statements
20   Independent Auditors'
     Report
INSIDE BACK COVER
     Directors and Officers;
     Stockholder Information

THE NAMES OF THE VARIOUS COMPANIES APPEARING ON THE COVER OF THIS
REPORT AND IN THE HEADERS ON PAGES TWO THROUGH FIVE HEREOF ARE NAMES AND/OR TRADEMARKS OF COMPANIES OR OTHER ENTITIES NOT AFFILIATED
WITH THE COMPANY.

As previously reported, the Company has been active in signing on new vendors to provide the impetus for our future growth. In fiscal 1996, these lines included: Acer, Apple Computer, Canon Computer Systems, Inc., Epson Latin America, Motorola Modems, Newcom Multimedia, Number Nine Visual Technologies, Sceptre Technologies, Inc., and ViewSonic.

Southern Electronics Corporation considers a low cost of doing business to be one of its core competencies. One useful measure of this cost is S,G&A as a percentage of sales. In this regard, the trend has been very favorable. For the first, second, third and fourth quarters of fiscal 1996, S,G&A as a percentage of sales was 4.3%, 4.4%, 4.1% and 3.9%, respectively. We expect to continue to tightly run the business and to reduce costs whenever possible. One very strong component in reducing S,G&A has been the superb collection efforts and low loss results in our credit department. Credit losses in fiscal 1996 were below the prior year on a percentage basis. This was accomplished despite the addition of a new customer base with its distinct and different business conditions. Inventory management continues to help grow the business and has increased inventory turns during the year.

The outlook for fiscal 1997 is encouraging. The Company is accelerating the hiring process and has increased by 20% new sales people in Atlanta, which should propel sales growth throughout the year. The sales force has been reorganized into sales teams to improve customer service, as well as provide training and guidance for our newer sales people. The balance sheet remains strong, with little debt. The Company expects to fully participate in future industry growth.


        /s/ Gerald Diamond              /s/ Ray D. Risner
        GERALD DIAMOND                  RAY D. RISNER
        CHAIRMAN AND                    PRESIDENT AND
        CHIEF EXECUTIVE OFFICER         CHIEF OPERATING OFFICER

[PICTURE OF GERALD DIAMOND AND RAY D. RISNER]
[CAPTION] GERALD DIAMOND            RAY D. RISNER
1 SOUTHERN ELECTRONICS CORPORATION

FROM STRENGTH TO STRENGTH

[ARROW RIGHT]     In a year that saw a number of competitors
restructure and re-engineer their operations to offset the impact of market forces, Southern Electronics Corporation has gone from strength to strength, expanding operations both domestically and internationally and upgrading our infrastructure to dramatically enhance customer service |
        Our far-sighted growth strategy has enabled us to once again achieve record revenues -- $468.3 million in fiscal 1996 versus $398.8 million in fiscal 1995 | SG&A has been further reduced as a percentage of sales, making us a more cost-effective provider of products and services to both manufacturers and customers |
        By remaining aggressive in the market while enhancing cost-competitiveness, we have been able to capture market share | Our strengthened market position has allowed us, in turn, to become more selective in our vendor relationships | We have focused on only the most productive relationships, and our growth plan calls for adding strategic vendor partners in the future |

[GRAPHIC HERE: COMPUTER PRODUCTS -- SPREADS ACROSS PAGES 2 & 3]

THE PAST YEAR WAS MARKED BY A NUMBER OF SIGNIFICANT
MILESTONES, INCLUDING:

[BULLET] The acquisition of the operating assets of U.S. Computer of North America, Inc., and the growth of our market presence in Latin America
[BULLET] A vastly expanded Miami facility for Latin American operations
[BULLET] A steady stream of new product lines
[BULLET] The implementation of our new computer system, which has improved both operations and control
[BULLET] Extensive staff expansion to build sales, enhance communications and provide for future growth
3 SOUTHERN ELECTRONICS CORPORATION

[GRAPHIC AND PICTURE HERE: GRAPHIC OF PHONE HAND SET. PICTURE OF SALES
FORCE]
SIDEBAR:[ARROW RIGHT]   A contributing factor to the dynamics of our
sales department is the huge open area where team sales managers can rapidly communicate with their individual sales people.

[ARROW RIGHT]      Our acquisition of the operating assets of U.S.
Computer of North America, Inc., in December 1995, gives us a stronger sales presence in Latin America, positioning us to benefit accordingly from the dramatic growth predicted for that region |
        The Latin America information technology market experienced a 16.6% compound annual growth rate in 1993-94, and growth of 13.4% is projected for 1994-99, according to Miami-based International Data Corp., a leading industry analyst | This makes it one of the two fastest growing markets in the world (along with Asia). With new product offerings and excellent existing customer relationships, we are poised for leadership in that market | By comparison, growth in the U.S. is projected at significantly less than 10% by IDC, but SED will grow by taking market share away from competitors |
               Through U.S. Computer, we acquired the Latin American distribution rights to Hewlett-Packard products -- an industry leader | Authorized products include inkjet and laser printers, Vectra PCs, calculators, plotters, scanners and consumables |
        SED Latin America, which now includes the fully integrated U.S. Computer operations, has also reached agreement with Epson Latin America, Inc., to distribute the full line of Epson products to this all-important market -- including inkjet printers, dot matrix printers, laser printers, Photo PC cameras, scanners and desktop and notebook computers | Epson will clearly be a premier vendor for us in Latin America |

POISED FOR LEADERSHIP IN LATIN AMERICA

        In addition, we have signed an agreement with Apple Computer, Inc., to distribute their full line of computers, notebooks, printers and peripherals throughout Latin America and the Caribbean |
        With these and other entries into this growth market, Latin America has the potential to account for a growing portion of our overall revenues in the near term | This not only means significant additional revenue, but increased bottom-line profits.

A LARGER BASE IN MIAMI
        In order to accommodate both the acquisition and the future growth of our Latin American operations, SED Latin America/U.S. Computer has moved its Miami headquarters to a distribution facility triple the size of its previous facilities while remaining in Beacon Centre Technology Park, Miami's central address for the Latin American computer industry |
        This larger, better-equipped facility has enabled us to significantly expand our sales staff and carry more inventory | It also features several new conference rooms and vendor rooms and an expanded will-call area | Distribution is also better organized, allowing for quicker service |
       This is an extremely meaningful expansion, the effects of which will be felt in enhanced customer service and improved order processing and pickup | In terms of the marketplace, this modern, efficient facility reflects SED's market position as a first-class distributor |

PICTURE HERE OF MIAMI'S BEACON CENTRE ALSO GRAPHIC OF CD
CAPTION:
         Centrally [ARROWN LEFT]
    located within
    Miami's Beacon
       Centre, SED
     Latin America
  enjoys prominent
       visibility.

PICTURE HERE OF LATIN AMERICA SALES PERSON
CAPTION:
[ARROW DOWN]
Targeting Latin America for accelerated sales growth has already demonstrated the vitality of this market.
5 SOUTHERN ELECTRONICS CORPORATION

PICTURE HERE OF LATIN AMERICA FACILITY
CAPTION:
[ARROW RIGHT] The new SED Latin America facility includes a showroom for customers to view the wide assortment of products available.

A STEADY STREAM OF NEW PRODUCT LINES

GRAPHIC OF END OF COMPUTER CORD HERE

[ARROW RIGHT]             The Epson and Apple Latin American
distribution agreements were part of a steady stream of new product line additions in fiscal 1996, which provide our customers with a wider, more improved product selection |
        Earlier in the year, we signed an agreement with Sceptre Technologies, Inc., a privately owned manufacturer of notebook computers |
        We also finalized a distribution agreement with Number Nine Visual Technologies, a leader in graphic accelerator products, to carry their complete line of award-winning video accelerator cards and high-end graphics cards |
                             Another well-known monitor line recently
authorized to Southern Electronics Corporation is ViewSonic |
Earlier in the year we completed an agreement with Acer Corporation to distribute monitors, CD-Rom drives, add-on cards, and keyboards | More recently we received agreements to carry Acer Entra base systems, Acer Power complete systems, and the Acer Note line of notebook computers |
           These product line acquisitions represent significant progress toward our goal of becoming a "One-Stop Shop" for computers and computer-related products | A string of new product lines also has a snowball effect in the vendor community; like all business people, vendors like to associate themselves with success | It is our belief that this will ultimately translate into enhanced shareholder value, as well.

6 SOUTHERN ELECTRONICS CORPORATION

GRAPHIC HERE OF COMPUTER CORD

[ARROW RIGHT]         Significant
upgrades in computerization have had a dramatic impact on our day-to-day operations. In September 1995, our Unix-based Data
General computer system went on-line |
For our salespeople, this means real-time knowledge of inventory and order status |
        While we are justifiably proud of this system, we are equally proud of how smoothly the implementation of the new system has occurred | We have made these changes without business interruption |
        Our sales department computer infrastructure has likewise been upgraded | We have installed all new Pentium-based Hewlett-Packard workstations operating under Windows 95 | These new workstations, utilizing state-of-the-art software combined with a contact manager, provide our sales force with leading-edge sales tools |
        Future plans call for linking the contact manager with our phone system and "Caller ID" technology, which will dramatically improve customer service and lower telephone expenses | When a call comes into our center, the caller will be immediately identified and routed to the appropriate sales person; a screen will pop up on the sales person's workstation displaying vital customer information before the phone even rings |

PAGE TITLE APPEARS 90 DEGREES ON RIGHT SIDE OF PAGE: COMPUTER SYSTEM IMPROVES EFFICIENCY AND SERVICE

PICTURE CAPTION:
   Our "hands on" management [ARROW LEFT]
 philosophy distinguishes us
      from a number of other
    significant companies in
               our industry.

      Picking up merchandise [ARROW LEFT]
  for export keeps the "will
   call" department in Miami
          continuously busy.
PICTURE OF FOUR MANAGERS HERE CAPTION ABOVE
PICTURE OF WILL CALL DEPT. IN MIAMI CAPTION ABOVE

[ARROW RIGHT]          These technical innovations will serve an
appreciably larger headquarters sales staff | The sales floor has been reorganized into sales teams, which will greatly improve customer service, keeping our customers current on all new product offerings and promotional opportunities |
         We have also made a significant investment in sales training, to enhance the knowledge and communication skills of our sales staff | In our new training room, sales staff meet regularly with representatives from vendors and manufacturers so they can remain current with the latest industry trends |

PAGE TITLE: SALES TEAMS SPEARHEAD FUTURE DOMESTIC GROWTH -- APPEARS IN CENTER OF PAGE. GRAPHIC OF COMPUTER KEYBOARD APPEARS TOP RIGHT CORNER OF PAGE


        In short, we aim to make it easier to do business with Southern Electronics Corporation, and we plan to grow domestic sales dramatically through these sales teams | Our enhanced training program, combined with our new contact manager software and upgraded PCs, will result in quicker response time, better throughput and ease of finding information --all of which translate into improved communications and heightened customer and vendor satisfaction | PICTURE CAPTION:
To keep abreast in an ever-changing industry, training sessions are conducted regularly with both seasoned and new sales personnel. [ARROW UP]
PICTURE OF TRAINING SESSION HERE
8 SOUTHERN ELECTRONICS CORPORATION

GRAPHIC OF REST OF COMPUTER KEYBOARD TOP LEFT CORNER OF PAGE
HEADER OF PAGE: A MULTI-FACETED ORGANIZATION

PICTURE CAPTION RAGGED RIGHT UNDER GRAPHIC OF KEYBOARD TO FOLLOW
        As part of our major
internal computer expansion,
each salesperson is provided
     with a PC that includes
    contact manager software
       to help meet customer
            needs instantly.
                  [ARROW UP]
PICTURE OF GIRL AT COMPUTER HERE

[ARROW RIGHT] As we continue to grow, Southern Electronics Corporation is evolving in several distinct, definable areas -- each, in essence, a separate business entity. They are: cellular, domestic, export, retail U.S. business, and VARS.
        In one segment alone, we are pursuing several different outlets. We have initiated an aggressive retail program, which will enable us to sell directly to some of the major retailers in the U.S., in conjunction with selected vendors. We are staffing appropriately to penetrate that market, with the addition of individuals with extensive retail experience. Our plan is to target superstores, mail order and catalog operations.

        In addition to computers and computer-related products, Southern Electronics also represents a broad selection of cellular products and accessories. It is our goal to supply a one-stop cellular solution to the retail trade. We believe the cellular busine ss is shifting from a smaller, agent-oriented base to national retailers, and we are positioning ourselves to take full advantage of this shift. In the years to come, this industry will be dominated by wireless communications, and we see a tremendous opportunity for distributors in end-user fulfillment. We are also well-positioned to take a leadership position in this growth field.
        In 1996, Southern Electronics Corporation has continued to thrive as a result of its diversified growth strategy and hands-on management in every phase of the business. Executive management is continually focusing on industry trends and considering new approaches to stay ahead of the competition. This thought process in enhanced by the active involvement and input of our staff.
        We believe that this hands-on management style, our winning strategy and our ongoing commitment to customer service and satisfaction will ensure a bright future for Southern Electronics Corporation.

PICTURE OF 2 CELLULAR PHONE SALES PERSONS APPEARS BOTTOM RIGHT
CAPTION:
[ARROW DOWN]
Cellular phone sales
continue to grow under
the umbrella of technology
products sold throughout
the U.S. and Latin
America.
9 SOUTHERN ELECTRONICS CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentage of net sales represented by selected items from the Company's Consolidated Statements of Earnings.

YEAR ENDED JUNE 30,                                      1996       1995        1994        1993          1992
Net sales                                               100.0%     100.0%      100.0%      100.0%        100.0%
Cost of sales, including buying and
    occupancy expenses                                   93.7       92.9        91.8        89.4          89.0
Gross profit                                              6.3        7.1         8.2        10.6          11.0
Selling, general and
    administrative expenses                               4.2        4.7         4.9         5.2           6.1
Special charge                                             --         .1          --          --            --
Interest expense-net                                       .2         .2          .1          --            --
Earnings before income taxes                              1.9        2.1         3.2         5.4           4.9
Income taxes                                               .7         .8         1.2         2.0           2.2
Net earnings                                              1.2%       1.3%        2.0%        3.4%          2.7%

Any trends that may be derived from the above table are not necessarily indicative of the Company's future operations.

CONSOLIDATED RESULTS OF OPERATIONS

FISCAL 1996 COMPARED WITH FISCAL 1995

Net sales for the year ended June 30, 1996 increased by 17.4% compared to the year ended June 30, 1995. This growth resulted primarily from the increase in sales to customers for export into Latin America. Sales of microcomputers and computer peripheral products represented approximately 91.7% of the Company's net sales for the year ended June 30, 1996 compared to 91.0% in the prior year. Sales of cellular telephone products accounted for approximately 8.3% of the net sales for the year ended June 30, 1996 as compared to 9.0% for the prior year.
        Gross profit as a percentage of net sales was 6.3% for year ended June 30, 1996 as compared to 7.1% for the year-earlier period. This decrease is primarily attributable to more competitive pricing in fiscal 1996 compared to fiscal 1995.
        Selling, general and administrative expenses as a percentage of net sales decreased to 4.2% for the year ended June 30, 1996 compared with 4.7% for the year ended June 30, 1995. This decrease is due primarily to greater revenue coverage of expenses and the Company's efforts to contain expense increases.
        Income tax expense was recorded in the year ended June 30, 1996 at an effective annual rate of 38.8% as compared to 37.9% in the year ended June 30, 1995.

FISCAL 1995 COMPARED WITH FISCAL 1994

Net sales for the year ended June 30, 1995 increased by 34.6% compared to the year ended June 30, 1994. Because the cost of the Company's products typically decreased during 1995, the increase was primarily due to an increased volume of sales to value-added resellers (VARs) and dealers served by the Company. Sales of microcomputers and computer peripheral products represented approximately 91% of the Company's net sales for the years ended June 30, 1995 and 1994. Sales of cellular telephone products accounted for approximately 9% of the net sales for the years ended June 30, 1995 and 1994.
        Gross profit as a percentage of net sales was 7.1% for year ended June 30, 1995 as compared to 8.2% for the year-earlier period. This decrease is primarily attributable to more competitive pricing in fiscal 1995 compared to fiscal 1994.
        Selling, general and administrative expenses as a percentage of net sales decreased to 4.7% for the year ended June 30, 1995 compared with 4.9% for the year ended June 30, 1994. This decrease is due primarily to greater revenue coverage of expenses and the Company's efforts to contain expense increases.

10 SOUTHERN ELECTRONICS CORPORATION

        The Company incurred $452,000 of expenses in fiscal 1995 in connection with an attempted merger. These expenses were recorded as a special charge when the related merger discussions were terminated.
        Income tax expense was recorded in the year ended June 30, 1995 at an effective annual rate of 37.9% as compared to 37.8% in the year ended June 30, 1994.

LIQUIDITY AND CAPITAL RESOURCES

The Company and its wholly owned operating subsidiary, Southern Electronics Distributors, Inc. ("SED"), are parties to a revolving credit loan agreement (the "Revolving Credit Agreement") with National City Bank, Columbus, Ohio, and Wachovia Bank of Georgia, N.A. which, as amended, provides for an unsecured line of credit of $35,000,000. The Company may borrow at the prime rate offered by Wachovia Bank of Georgia, N.A., 8.25% at June 30, 1996, or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Revolving Credit Agreement requires a commitment fee of 1/4% of the unused commitment.
        The Revolving Credit Agreement requires maintenance of certain minimum working capital and other financial ratios and has certain dividend restrictions. This agreement expires on August 31, 1998. At June 30, 1996, the Company had borrowings of $10,610,000 under the Revolving Credit Agreement.
        The Company's liquidity requirements arise primarily from the funding of working capital needs, including inventories and trade accounts receivable. The Company funded its increases in accounts receivable and inventories with internally generated funds and, at times, borrowings under its Revolving Credit Agreement.
        Management continually evaluates the Company's product mix and the needs of its customers in order to minimize inventory obsolescence and carrying costs. The Company's rapid delivery terms are available to all of its customers, and the Company seeks to pass through its shipping and handling costs to its customers. The Company also provides trade credit to certain of its customers, typically net 10 days. Based on past experience, management does not believe that its policies of offering a broad range of products, rapid delivery and providing trade credit to certain of its customers will have a material adverse effect on the Company's liquidity or results of operations.
        On August 6, 1996, the Company repurchased 200,000 shares of its stock for approximately $1.3 million in an open market transaction under a stock buy-back program previously authorized by the Board of Directors.
        Management believes that the Revolving Credit Agreement, together with vendor lines of credit and internally generated funds, will be sufficient to satisfy its working capital needs during fiscal 1997.

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

FORWARD-LOOKING INFORMATION

The matters discussed in this annual report and, in particular, information regarding future revenues and Southern Electronics Corporation's future business plans, consist of forward-looking information under the Private Securities Litigation Reform Act of 1995, and are subject to and involve risks and uncertainties which could cause actual results to differ materially from the forward-looking information. These risks and uncertainties include, but are not limited to, general economic conditions, industry trends, the dependence upon and/or loss of key suppliers or customers, the loss of strategic product shipping relationships, customer demand, product availability, competition (including pricing and availability), concentrations of credit risk, distribution efficiencies, capacity constraints, technological difficulties, risk of international operations including exchange rate fluctuations and the regulatory and trade environment (both domestic and foreign).

11 SOUTHERN ELECTRONICS CORPORATION

CONSOLIDATED
BALANCE SHEETS

JUNE 30,                                                                                     1996                   1995
ASSETS
Current assets:
    Cash and cash equivalents                                                        $    662,000            $   790,000
    Trade accounts receivable, less allowance for doubtful
      accounts of $1,141,000 (1996) and $845,000 (1995)                                44,621,000             26,459,000
    Inventories                                                                        72,501,000             53,688,000
    Deferred income taxes                                                               1,230,000                910,000
    Prepaid income taxes                                                                       --                479,000
    Other current assets                                                                  527,000                271,000
          Total current assets                                                        119,541,000             82,597,000
Property and equipment - net                                                            4,341,000              4,452,000
Intangibles - net                                                                       7,423,000                326,000
          Total assets                                                               $131,305,000            $87,375,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Trade accounts payable                                                           $ 75,508,000            $37,922,000
    Income taxes payable                                                                  695,000                     --
    Accrued and other current liabilities                                               2,842,000              3,320,000
          Total current liabilities                                                    79,045,000             41,242,000
Revolving bank debt                                                                    10,610,000             11,500,000
Commitments
Stockholders' equity:
    Preferred stock;
      129,500 shares authorized, none issued
    Common stock, $.01 par value;
      25,000,000 shares authorized, 7,319,122 (1996) and
      7,121,492 (1995) shares issued                                                       74,000                 71,000
    Additional paid-in capital                                                         12,204,000             10,579,000
    Retained earnings                                                                  31,190,000             25,640,000
    Treasury stock at cost, 125,590 shares                                             (1,390,000)
(1,390,000)
    Prepaid compensation - stock awards                                                  (428,000)
(267,000)
          Total stockholders' equity                                                   41,650,000             34,633,000
          Total liabilities and stockholders' equity                                 $131,305,000            $87,375,000

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
12 SOUTHERN ELECTRONICS CORPORATION

 CONSOLIDATED
STATEMENTS OF EARNINGS

YEAR ENDED JUNE 30,                                                      1996                  1995                1994
Net sales                                                        $468,298,000          $398,753,000        $296,173,000
Cost of sales, including buying and
    occupancy expenses                                            438,837,000           370,548,000         271,982,000
                                                                   29,461,000            28,205,000          24,191,000
Other costs and expenses (income):
    Selling, general and administrative                            19,493,000            18,652,000          14,448,000
    Special charge                                                         --               452,000                  --
Interest expense, net                                                 902,000               688,000             193,000
                                                                   20,395,000            19,792,000          14,641,000
Earnings before income taxes                                        9,066,000             8,413,000           9,550,000
Income taxes                                                        3,516,000             3,191,000           3,606,000
Net earnings                                                     $  5,550,000          $  5,222,000        $  5,944,000

Net earnings per common share                                    $        .76          $        .74        $        .81

Weighted average number of
    common and common equivalent
    shares outstanding                                              7,280,000             7,069,000           7,355,000

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

13 SOUTHERN ELECTRONICS CORPORATION

 CONSOLIDATED
STATEMENTS OF STOCKHOLDERS' EQUITY

                               Common Stock          Additional                                              Prepaid
                                           Par        Paid-In       Retained         Treasury Stock        Compensation-
                            Shares         Value      Capital       Earnings      Shares        Cost       Stock Awards
BALANCE, JUNE 30, 1993     7,047,072      $70,000   $ 9,121,000    $14,474,000    21,804    $  (346,000)    $  (38,000)
  Amortization of stock
    awards                                                                                                      34,000
  Stock options
    exercised                 18,450        1,000        88,000
  Tax benefits of stock
    awards and options                                  922,000
  Stock awards
    cancelled                 (1,575)                    (4,000)                                                 4,000
  Treasury stock purchased                                                        83,500       (922,000)
  Net earnings                                                       5,944,000
BALANCE, JUNE 30, 1994     7,063,947       71,000    10,127,000     20,418,000   105,304     (1,268,000)            --
  Stock awards issued to
    employees                 54,500                    294,000                                               (294,000)
  Amortization of stock
    awards                                                                                                      23,000
  Stock options
    exercised                  4,045
  Tax benefits of stock
    awards and options                                  162,000
  Stock awards
    cancelled                 (1,000)                    (4,000)                                                 4,000
  Treasury stock purchased                                                        20,286       (122,000)
  Net earnings                                                       5,222,000
BALANCE, JUNE 30, 1995     7,121,492       71,000    10,579,000     25,640,000   125,590     (1,390,000)      (267,000)
  Stock awards issued to
    employees                 47,500                    261,000                                               (261,000)
  Amortization of stock
    awards                                                                                                      95,000
  Stock awards
    cancelled                 (3,500)                   (18,000)                                                 5,000
  Stock options
    exercised                  4,220                      2,000
  Tax benefits of stock
    awards and options                                    8,000
  Stock issued in
    acquisition              275,000        3,000     1,372,000
  Net earnings                                                       5,550,000
BALANCE, JUNE 30, 1996     7,444,712      $74,000   $12,204,000    $31,190,000   125,590    $(1,390,000)    $ (428,000)

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
14 SOUTHERN ELECTRONICS CORPORATION

CONSOLIDATED
STATEMENTS OF CASH FLOWS

YEAR ENDED JUNE 30,                                                             1996             1995             1994
OPERATING ACTIVITIES
Net earnings                                                            $  5,550,000      $ 5,222,000      $ 5,944,000
Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities:
    Depreciation and amortization                                          1,168,000          569,000          484,000
    Compensation-stock awards                                                 95,000           23,000           34,000
    Provision for losses on accounts receivable                            1,642,000        1,143,000        1,225,000
    Tax benefit from stock awards and options                                  8,000          162,000          922,000
    Changes in assets and liabilities net of effects of
      acquired business
      Trade accounts receivable                                          (15,923,000)      (7,709,000)      (2,780,000)
      Inventories                                                        (17,840,000)     (14,716,000)      (3,339,000)
      Deferred income taxes                                                  (86,000)         492,000         (114,000)
      Other current assets                                                    16,000         (108,000)         (23,000)
      Trade accounts payable                                              27,389,000        4,482,000       10,612,000
      Accrued and other current liabilities                               (1,012,000)         536,000         (133,000)
      Income taxes payable                                                 1,174,000           63,000       (1,948,000)
      Net cash provided by (used in) operating activities.                 2,181,000       (9,841,000)      10,884,000
INVESTING ACTIVITIES
Purchase of equipment                                                     (1,398,000)      (1,488,000)      (1,161,000)
Purchase of business, net of cash acquired                                   (21,000)              --               --
      Net cash used in investing activities                               (1,419,000)      (1,488,000)      (1,161,000)
FINANCING ACTIVITIES
Revolving bank debt net proceeds (payments)                                 (890,000)      11,500,000       (9,258,000)
Proceeds from issuance of common stock                                            --               --           89,000
Purchase of treasury stock                                                        --         (122,000)        (922,000)
      Net cash provided by (used in) financing activities                   (890,000)      11,378,000       (8,247,000)
Increase (decrease) in cash and cash equivalents                            (128,000)          49,000         (368,000)
Cash and cash equivalents, beginning of year                                 790,000          741,000        1,109,000
Cash and cash equivalents, end of year                                  $    662,000      $   790,000      $   741,000
Supplemental disclosures of
  cash flow information
    Cash paid during the year for:
      Interest                                                          $    881,000      $   688,000      $   207,000
      Income taxes                                                         2,770,000        2,473,000        4,685,000
     Liabilities assumed in acquisition                                   11,250,000

 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
15 SOUTHERN ELECTRONICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Principles of Consolidation -- The consolidated financial statements include the accounts of Southern Electronics Corporation (the "Company") and its wholly owned subsidiary, Southern Electronics Distributors, Inc. ("SED"). Intercompany accounts and transactions have been eliminated.
b. Description of Business -- SED is a wholesale distributor of microcomputers, computer peripheral products and cellular telephone products, serving value-added resellers and dealers.
c. Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
d. Cash Equivalents -- Cash equivalents are short-term investments purchased with a maturity of three months or less.
e. Inventories -- Inventories are stated at the lower of cost (first-in, first-out method) or market and include in-transit inventory of $34,500,000 at June 30, 1996 and $16,900,000 at June
     30, 1995.
f. Property and Equipment -- Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives, five to seven years, of the related assets or the lease term, whichever is shorter.
g. Intangible Assets -- Intangible assets consist primarily of goodwill and noncompete agreements. Goodwill represents the excess of the cost of acquired businesses over the fair value of net identifiable assets acquired and is amortized using the straight-line method over 30 to 40 years. Noncompete agreements are amortized using the straight-line method over five years. The Company periodically assesses the recoverability of intangible assets based on judgments as to the future undiscounted cash flows from related operations. Amortization expense was $188,000, $12,000 and $12,000 in 1996, 1995 and 1994 respectively. The accumulated amortization of goodwill and non-compete agreements is approximately $320,000 and $132,000 at June 30, 1996 and 1995,
     respectively.
h. Newly Issued Accounting Standards -- In March 1995, SFASNo. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of," was issued. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, with any impairment losses being reported in the period in which the recognition criteria are first applied based on the fair value of the asset. Long-lived assets and certain intangibles to be disposed of are required to be reported at the lower of carrying amount or fair value less cost to sell. The Company will adopt SFAS No. 121 in the first quarter of fiscal 1997. The effect on the financial statements upon adoption of SFASNo. 121 has not been determined; however, management does not expect the initial adoption of this Statement to have a material near-term impact on the Company's results of operations.
           In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. The adoption of the new recognition provisions for stock-based compensation expense included in SFASNo. 123 is optional; however, the pro forma effects on net income had the new recognition provisions been elected is required in financial statements. The Company will continue to follow the requirements of APBNo. 25, "Accounting for Stock Issued to Employees," in its accounting for employee stock options; therefore, no impact on the Company's financial position and results of operations is expected. The Company will adopt the new disclosure requirements under SFASNo. 123 in fiscal 1997.
i. Earnings Per Common Share -- Earnings per common share have been calculated based on the weighted average number of common shares and common share equivalents outstanding during each period using the treasury stock method.
j. Reclassifications -- Certain prior year amounts have been reclassified for comparative purposes.

2. ACQUISITION
On December 14, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of U.S. Computer of North America, Inc., a distributor of Hewlett-Packard computer products in Latin America for approximately $2,640,000, (including $368,000in expenses) consisting of 275,000 shares of common stock valued at $1,375,000 and cash of $1,265,000. This acquisition has been accounted for using the purchase method of accounting. Goodwill arising from this acquisition is being amortized using the straight-line method over 30 years. The operating results of the acquired business are included in the Company's Consolidated Statements of Earnings from the date of acquisition.
        The following unaudited pro forma consolidated financial information gives effect to the acquisition as if the transaction had occurred as of July 1, 1994. The pro forma consolidated information is not necessarily indicative of the results that would have been reported had the acquisition occurred on such date, nor is it indicative of the Company's future operations.

16 SOUTHERN ELECTRONICS CORPORATION

YEAR ENDED JUNE 30,                      1996               1995
Net sales                         $494,227,000      $449,972,000
Net earnings                         5,864,000         3,036,000
Net earnings
    per common share              $        .79      $        .41

3. PROPERTY AND EQUIPMENT
As of June 30, 1996 and 1995, property and equipment was comprised of the following:

JUNE 30,                                  1996              1995
Furniture and equipment             $5,587,000       $ 4,972,000
Leasehold improvements               1,154,000           902,000
Other                                  216,000           216,000
                                     6,957,000         6,090,000
Less accumulated
    depreciation                    (2,616,000)       (1,638,000)
                                    $4,341,000        $4,452,000

4. REVOLVING BANK DEBT
The Company and SED have a revolving credit loan agreement with two banks which, as amended, provides for an unsecured line of credit of $35,000,000. At June 30, 1996, SED had borrowings of $10,610,000 under the line, leaving $24,390,000 available under the borrowing commitment. The Company may borrow at the prime rate offered by Wachovia Bank of Georgia, N.A., 8.25% at June 30, 1996, or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Company pays a commitment fee of 1/4% of the unused loan commitment. The loan agreement requires maintenance of certain minimum working capital and other financial ratios and has certain dividend restrictions.The Company was in compliance with such covenants at June 30, 1996. This agreement expires on August 31, 1998.
        The carrying value of revolving bank debt at June 30, 1996 approximates fair value based on interest rates that are believed to be available to the Company for debt with similar provisions provided for in the existing debt agreements.

5. INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's current deferred tax assets are as follows:

JUNE 30,                                   1996          1995
Reserves not currently
    deductible                       $  573,000      $415,000
Inventory valuation                     438,000       242,000
Depreciation                             48,000       179,000
Other                                   171,000        74,000
                                     $1,230,000      $910,000

Components of income tax expense are as follows:

YEAR ENDED JUNE 30,           1996          1995          1994
Current:
  Federal               $2,801,000    $2,281,000    $3,179,000
  State                    395,000       418,000       541,000
                         3,196,000     2,699,000     3,720,000
Deferred (Benefit):
  Federal                  280,000       426,000      (104,000)
  State                     40,000        66,000       (10,000)
                           320,000       492,000      (114,000)
                        $3,516,000    $3,191,000    $3,606,000

Income tax benefits relating to the exercise of employee stock awards and options reduces taxes currently payable and is credited to additional paid-in capital. Such amounts approximated $8,000, $162,000 and $922,000 for fiscal 1996, 1995 and 1994, respectively.

The Company's effective tax rates for the years ended June 30, 1996, 1995 and 1994 differ from statutory rates as follows:

YEAR ENDED JUNE 30,                    1996        1995      1994
Statutory federal rate                 34.0%       34.0%     34.0%
State income taxes net of
  federal income tax benefit            3.7         3.6       3.3
Non-deductible goodwill
  amortization                          1.5         0.1       0.1
Other                                  (0.4)        0.2       0.4
                                       38.8%       37.9%     37.8%



17 SOUTHERN ELECTRONICS CORPORATION

6. LEASE OBLIGATIONS
SED leases its main office facility under an operating lease with a partnership comprised of certain minority stockholders of the Company. The lease currently provides for an annual rent of $176,000 through October 1, 1999, subject to increase based upon periodic increases in the Consumer Price Index.
        The Company leases additional distribution center and sales office space under operating leases. Rent expense under all operating leases for the years ended June 30, 1996, 1995 and 1994 was $663,000, $565,000 and $486,000, respectively.
        As of June 30, 1996, the future minimum rental commitments under noncancelable operating leases were:

    YEAR ENDING JUNE 30,
    1997                                      $  858,000
    1998                                         878,000
    1999                                         773,000
    2000                                         446,000
    2001                                         296,000
                                              $3,251,000

7. COMMON STOCK
The Company maintains stock option plans under which incentive and non-qualified stock options may be granted to officers and key employees to purchase up to 1,118,910 shares of common stock of the Company. Incentive stock options must be granted at not less than the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Non-qualified stock options may be granted at a price of not less than 85% of the fair market value of the common stock at the date of grant and expire 10 years from the date of grant.
        Stock option activity and related information under these plans was as follows:

YEAR ENDED JUNE 30,                  1996         1995         1994
Shares under options at
  beginning of year               869,595      835,765      882,365
Options granted                   346,450      117,450       16,850
Options exercised                  (4,220)      (4,045)     (18,450)
Options cancelled                 (49,725)     (79,575)     (45,000)
Shares under options
  at end of year                1,162,100      869,595      835,765
Average price of
  options exercised            $      .54     $    .55     $   4.78

  At June 30:
  Price range of
  outstanding options
  From                         $       .54    $    .54     $    .54
  To                           $      6.00    $   6.00     $   5.75
  Options exercisable              565,830     420,555      294,095

Options granted under the plans are exercisable in installments ranging from 20% to 33.3% per year. Upon the occurrence of a "change of control" (as defined), all outstanding options become immediately exercisable in full and remain exercisable for the remaining term of the option. During fiscal 1996, the Company granted 77,900 stock options subject to stockholder approval at a meeting to be held on October 31, 1996 of an amendment to increase by 500,000 the number of shares available for issuance.
        Since 1992, the Board of Directors has authorized and granted non-qualified options to purchase 97,000 shares of common stock to certain directors of the Company at exercise prices ranging from $5.00 to $6.00. All options granted to directors of the Company are currently exercisable and expireten years from the date of grant. No options have been exercised under such grants to directors.

8. RESTRICTED STOCK
In February 1988, the Company's Board of Directors approved a restricted stock plan which permits the granting of 337,500 shares of restricted stock awards to directors, officers and key employees. Such persons have shares issued in their names which are restricted as to the right of resale and other disposition until certain predetermined employment time requirements are met. The individual awards become vested after periods ranging from three to five years.
        Restricted stock activity was as follows:

YEAR ENDED JUNE 30,                    1996          1995        1994
Shares of restricted stock
  at beginning of year               53,500        69,634      71,209
Issued                               47,500        54,500          --
Vested                                   --       (69,634)         --
Cancelled                            (3,500)       (1,000)     (1,575)
Shares of restricted stock
  at end of year                     97,500        53,500      69,634



18 SOUTHERN ELECTRONICS CORPORATION

 The value of restricted stock awards is determined using the price of the Company's common stock on the grant date, and is amortized over the vesting period. The unamortized portion of such awards is deducted from stockholders' equity.

9. 401(K) PLAN
The Company has a voluntary retirement program, the Southern Electronics Distributors, Inc. 401(k) Plan. All employees of SED who have attained the age of 21 are eligible to participate after completing one year of service. SED matches a portion of employee contributions to the Plan. Employees are immediately vested in their own contributions. Vesting in SED's matching contributions are based on years of continuous service. SED's matching contribution expense for the years ended June 30, 1996, 1995 and 1994 was $76,000, $79,000 and $55,000, respectively.

10. SIGNIFICANT VENDORS AND EXPORT SALES
During the year ended June 30, 1996, SED purchased approximately 32% of its inventory from two vendors. During the year ended June 30, 1995, SED purchased approximately 15% of its inventory from one vendor. During the year ended June 30, 1994, no vendor represented 10% or more of SED's inventory purchases.
        For the years ended June 30, 1996 and 1995 approximately 37% and 21%, respectively, of the Company's sales were to customers for export principally into Latin America. For the year ended June 30, 1994, such sales were less than 10% of the Company's total sales.

11. SPECIAL CHARGE
During the year ended June 30, 1995, the Company incurred $452,000 of expenses in connection with an attempted merger. These expenses were recorded as a special charge when the related merger discussions were terminated.

12. SUBSEQUENT EVENT
On August 6, 1996, the Company repurchased 200,000 shares of its common stock for approximately $1.3 million in an open market transaction under a stock buy-back program previously authorized by the Board of Directors.

13. UNAUDITED INTERIM FINANCIAL INFORMATION

                                                  First            Second          Third           Fourth
                                                 Quarter           Quarter        Quarter          Quarter
            Fiscal 1996:
                Net sales                     $109,993,000      $101,865,000    $117,261,000    $139,179,000
                Gross profit                     6,608,000         6,859,000       7,440,000       8,554,000
                Net earnings                     1,010,000         1,354,000       1,469,000       1,717,000
                Net earnings
                  per common share            $        .14      $        .19    $        .20    $        .23
            Fiscal 1995:
                Net sales                     $ 90,642,000      $100,783,000    $101,132,000    $106,196,000
                Gross profit                     6,699,000         7,260,000       6,963,000       7,283,000
                Net earnings                     1,266,000         1,323,000      1,418,0000       1,215,000
                Net earnings
                  per common share            $        .18      $        .19    $        .20    $        .17
            Fiscal 1994:
                Net sales                     $ 75,371,000      $ 74,818,000    $ 75,776,000    $ 70,208,000
                Gross profit                     6,396,000         6,147,000       6,183,000       5,465,000
                Net earnings                     1,867,000         1,640,000       1,536,000         901,000
                Net earnings
                  per common share            $        .25      $        .22    $        .21    $        .13

19 SOUTHERN ELECTRONICS CORPORATION

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Southern Electronics Corporation

We have audited the accompanying consolidated balance sheets of Southern Electronics Corporation and subsidiary as of June 30, 1996 and 1995, and the related statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Southern Electronics Corporation and subsidiary as of June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.



/s/DELOTTE & TOUCHE LLP
Atlanta, Georgia
August 9, 1996

20 SOUTHERN ELECTRONICS CORPORATION

INSIDE BACK COVER:
DIRECTORS
AND OFFICERS

GERALD DIAMOND
Chairman of the Board and Chief Executive Officer, Director of the
Company

RAY D. RISNER
President, Chief Operating Officer and Director of the Company

STEWART I. AARON
Director of the Company;
President of LABS, Inc.

LARRY G. AYERS
Vice President - Finance, Chief Financial Officer, Secretary and
Treasurer of the Company

MARK DIAMOND
Executive Vice President of the Company

CARY ROSENTHAL
Director of the Company; President of Phoenix Communications, Inc.

G. WILLIAM SPEER
Director of the Company; Partner with Powell, Goldstein, Frazer &
Murphy



STOCKHOLDER
INFORMATION

CORPORATE ADDRESS
Southern Electronics Corporation
4916 North Royal Atlanta Drive
Tucker, Georgia 30085
(770) 491-8962

REGISTRAR AND TRANSFER AGENT
National City Bank
Cleveland, Ohio

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Atlanta, Georgia

CORPORATE COUNSEL
Powell, Goldstein, Frazer & Murphy
Atlanta, Georgia

FORM 10-K
Southern Electronics' Annual Report on Form 10-K for fiscal 1996 (without exhibits) as filed with the Securities and Exchange Commission is available to stockholders without charge upon written request to Larry G. Ayers, Vice President - Finance, Southern Electronics Corporation, 4916 North Royal Atlanta Drive, Tucker, Georgia 30085.

NASDAQ-NMS SYMBOL
The Company's common stock is traded on the Nasdaq National Market under the symbol SECX.

MARKET MAKERS
The following firms make a market in the common shares of Southern Electronics Corporation:
A. G. Edwards & Sons, Inc.
Bear, Stearns & Co., Inc.
Herzog, Heine, Geduld, Inc.
Mayer & Schweitzer, Inc.
Nash Weiss/Division of Shatkin Inv.
Paragon Capital Corp.
Starr Securities, Inc.
Sterne, Agee & Leach
Sherwood Securities Corp.
Troster Singer Corp.

ANNUAL MEETING
The annual meeting of stockholders of Southern Electronics Corporation will be held at 12:00 p.m. local time on October31, 1996, at the Company's corporate offices located at 4916 North Royal Atlanta Drive, Tucker, Georgia. Stockholders of record at the close of business on September 6, 1996 will be entitled to vote at this meeting.

PRICE RANGE OF COMMON STOCK
The following table sets forth the high and low sales prices for Southern Electronics Corporation's common shares as reported for each quarter of fiscal 1996 and 1995. The quotations are inter-dealer prices without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

1996 FISCAL QUARTER                               High            Low
First                                            $6.50           $5.00
Second                                           $6.25           $4.63
Third                                            $6.25           $4.75
Fourth                                           $6.88           $5.00

1995 Fiscal Quarter                               High            Low
First                                            $6.88           $4.75
Second                                           $6.88           $4.75
Third                                            $7.50           $4.50
Fourth                                           $6.50           $4.88

There were 7,129,747 shares of common stock outstanding and approximately 5,000 holders of common stock of the Company (including individual participants in securities position listings) as of September 6, 1996. The Company did not pay any cash dividends to its stockholders during the periods presented. See "Management's
Discussion and Analysis of Financial Condition and Results of
Operations - Liquidity and Capital Resources" for a description of certain restrictions on the Company's payment of dividends.

BACK COVER
SOUTHERN
ELECTRONICS
CORPORATION
4916 NORTH ROYAL ATLANTA DRIVE,
TUCKER, GEORGIA 30085
770-491-8962