Form 10-K, Exhibit 13
period 1998-06-30
SED INTERNATIONAL HOLDINGS INC
filed 1998-09-28
CIK 800286

[COVER OF ANNUAL REPORT CONSISTS OF SOLID BLACK BAR ACROSS THE TOP OF PAGE WITH VARNISHED GRAPHIC IN CENTER WITH SED INTERNATIONAL LOGO CENTERED AT BOTTOM]

INSIDE FRONT COVER CONSISTS OF BAR CHARTS AND TABLE OF CONTENTS]

NET SALES MILLIONS OF DOLLARS
1994                                   296.2
1995                                   398.8
1996                                   468.3
1997                                   646.3
1998                                   892.6

NET EARNINGS (LOSS) MILLIONS OF DOLLARS
1994                                     5.9
1995                                     5.2
1996                                     5.6
1997                                     7.9
1998                                     (.3)

EARNINGS (LOSS) PER SHARE DOLLARS
1994                                     .81
1995                                     .74
1996                                     .76
1997                                    1.04
1998                                    (.03)

WORKING CAPITAL MILLIONS OF DOLLARS
1994                                    25.5
1995                                    41.4
1996                                    40.5
1997                                    79.4
1998                                   107.7

TOTAL ASSETS MILLIONS OF DOLLARS
1994                                    65.6
1995                                    87.4
1996                                   131.3
1997                                   197.3
1998                                   266.6

STOCKHOLDERS' EQUITY MILLIONS OF DOLLARS
1994                                    29.3
1995                                    34.6
1996                                    41.7
1997                                    48.9
1998                                   106.3

Table of Contents

1    FINANCIAL HIGHLIGHTS
2    LETTER TO STOCKHOLDERS
4    THE COMPANY
12   MANAGEMENT'S DISCUSSION &
     ANALYSIS OF FINANCIAL
     CONDITION & RESULTS OF
     OPERATIONS
15   CONSOLIDATED FINANCIAL
     STATEMENTS
20   NOTES TO CONSOLIDATED
     FINANCIAL STATEMENTS
24   INDEPENDENT AUDITORS' REPORT
IBC  DIRECTORS AND OFFICERS;
     STOCKHOLDER INFORMATION

SED International Holdings, Inc. distributes microcomputer products, including personal computers, printers and other peripherals, and networking products as well as wireless telephone products to VARs and dealers in the United States and Latin America. Headquartered in Tucker, Georgia, SED International Holdings, Inc. had 573 employees as of June 30, 1998. The Company's shares are traded on the Nasdaq National MarketSM under the symbol SECX.

Selected Income Statement Data
Year Ended June 30,
(in thousands, except per share data)                1998         1997              1996          1995         1994
Net sales                                          $892,629      $646,336        $468,298      $398,753      $296,173
Cost of sales, including buying
  and occupancy expenses                            848,090       607,437         438,837       370,548       271,982
Gross profit                                         44,539        38,899          29,461        28,205        24,191
Selling, general and
  administrative expenses                            40,309        23,941          19,493        19,104        14,448
Start-up expenses                                     1,400            --              --            --            --
Operating income                                      2,830        14,958           9,968         9,101         9,743
Interest expense-net                                  2,728         2,128             902           688           193
Earnings before
  income taxes                                          102        12,830           9,066         8,413         9,550
Income taxes                                            357         4,925           3,516         3,191         3,606
Net earnings (loss)                                $   (255)     $  7,905        $  5,550      $  5,222      $  5,944
Net earnings (loss) per common share
  Basic                                            $   (.03)     $   1.10        $    .77      $    .75      $    .85
  Diluted                                          $   (.03)     $   1.04        $    .76      $    .74      $    .81
Weighted average number of shares outstanding
  Basic                                                9,602        7,183           7,190         6,964         6,991
  Diluted                                              9,602        7,634           7,280         7,069         7,355

Selected Balance Sheet Data
June 30 (in thousands)                              1998           1997           1996           1995          1994
Working capital                                    $107,741      $ 79,350        $ 40,496      $ 41,355      $ 25,489
Total assets                                        266,565       197,329         131,305        87,375        65,572
Long-term obligations
  less current portion                               31,000        56,000          10,610        11,500            --
Total stockholders' equity                          106,275        48,896          41,650        34,633        29,348

SED 1

Dear Stockholders:

Fiscal 1998 started out with high expectations by management for another successful year of improved earnings and operations. Unfortunately, earnings declined throughout the year and culminated with a loss in the fourth quarter of fiscal 1998, resulting in a loss for the year as a whole of $255,000 or $.03 per share.

The deteriorating results in the second half of the 1998 fiscal year and particularly in the fourth quarter were principally caused by difficulties in the hard disc drive market, the Company's largest product segment, where weak pricing and oversupply in the channel decreased profit margins. During the fourth quarter, accounts receivable losses exceeded the Company's estimates, resulting in the Company increasing its reserve for accounts receivable losses. Management of accounts receivable has always been a high priority at SED and this negative change in events has resulted in the Company providing additional focus on this function. In response to the increased losses in accounts receivable and increased international sales, the Company obtained international credit insurance to complement its existing domestic credit insurance.

During the year the Company opened two major facilities: a 100,000 square foot distribution center in Harrisburg, Pennsylvania and a fully staffed selling and distribution center in Bogota, Colombia. The Company incurred start-up expenses associated with these two operations during fiscal 1998, but expects to gain increased sales and market penetration from these operations beginning in fiscal 1999.

On October 2, 1997 the Company sold three million new shares of stock through an underwritten public offering that raised $54 million, thus increasing the strength of its balance sheet. At the same time, the Company's commercial banks also demonstrated their confidence in the Company by increasing the Company's borrowing capacity to $100 million from $50 million. Together, management expects these two funding vehicles will provide sufficient capital to sustain and grow the Company for the foreseeable future.
SED 2

On December 1, 1997 SED Magna Distribuidora Ltda. in Brazil become part of the SED family of companies. SED Magna is based in Sao Paulo and is a leading distributor of Hewlett-Packard, Compaq, Epson, and Apple products. The Company is participating in the growing Brazilian market through SED Magna under the leadership of Jose de Miranda Dias, President of SED Magna.

SED's linecard improved dramatically during the year. New vendor agreements include domestic contracts with Hewlett-Packard, Microsoft, Western Digital, Motorola and Audiovox as well as distribution agreements with Intel and Creative Labs for both the United States and Latin America. While SED is still mainly a computer components supplier to VARs and dealers, it now has systems to offer including the Vectra from Hewlett-Packard, Acer systems, AMS Tech, and its own configurated systems. Distributing product from the new vendors and these new lines has enabled the Company to achieve higher sales during fiscal 1998.

Product sales in the Wireless Division also are increasing and are now a larger part of total Company sales. More resources have been placed in this segment and a higher emphasis on handset sales and accessories is allowing the Company more fully to participate in the growing telecommunications distribution business.

The outlook for fiscal 1999 is reasonably encouraging and with cost reductions underway and other profit improvement programs, management will seek to return the Company to its historical pattern of profitable and consistent growth.

/s/Gerald Diamond                          /s/Ray D. Risner
GERALD DIAMOND                             RAY D. RISNER
Chairman of the Board and                  President and Chief Operating
Chief Executive Officer                    Officer
SED 3

[GRAPHIC ELEMENT HERE OF VARIOUS PRODUCT BOXS]
THE COMPANY

SED International Holdings, Inc., hereinafter referred to as the "Company," is a leading international distributor of microcomputer and wireless communications products to value-added resellers and retailers throughout the United States and Latin America. The Company's product lines include personal computers, application software, printers and other computer peripherals, networking products and wireless telephone products. The Company offers a broad inventory of more than 3,500 products from approximately 130 market-leading vendors. With a sales and distribution center in its Tucker, Georgia, headquarters as well as in City of Industry, California; a satellite sales office in Carlsbad, California; a sales office, distribution center and export facility in Miami, Florida; a distribution center in Harrisburg, Pennsylvania; and an additional sales and distribution center in Bogota, Colombia, the Company continues to expand to reach a growing global market. The Company has also further enhanced its market presence in Brazil through an acquisition forming SED Magna Distribuidora Ltda. in Sao Paulo, Brazil. More information about the Company can be found on its website at http: //www.sedonline. com. The stock of SED International Holdings, Inc. is traded on the NASDAQ Stock MarketSM under the symbol SECX.
SED 4

POSITIONING FOR FUTURE GROWTH
Fiscal 1998 proved to be a year characterized by innovative responses to the challenges brought about by a turbulent marketplace. Thus, the Company's visions were executed by means of calculated investments to augment future growth and international expansion. The name change of the parent company to SED International Holdings, Inc., from Southern Electronics Corporation, Inc., aptly reflects the Company's forward-looking philosophy as well as its role in the industry as an emerging international contender.

During fiscal 1998, the Company positioned itself for future growth via international investment, the implementation of strategies to strengthen its domestic marketshare, and the introduction of value-added services that increase the flexibility of its reseller partners. The development and maintenance of long-term relationships with reseller partners is a key component to the Company's current and future success.

During fiscal 1998 the Company increased its credit facility with two prominent national banks to $100 million, thus improving the Company's utilization of resources to grow its product lines.

During fiscal 1998, the Company also completed a primary offering of 3 million shares of its common stock. The share offering enabled the Company to improve its balance sheet and lower its borrowing cost, while improving the liquidity of its stock.

The Company is optimistic about its investments in its individual employees and channel partners, as well as the continual development of its resources.

VALUE-ADDED SERVICES
Sales Force Development

The Company is structured so the sales force--the primary source for company revenue -- serves as the hub of customer interaction. The Company therefore invests a great deal of time and economic resources to cultivate and retain a high caliber of personnel.

The Company believes in the recognition of individual efforts to achieve a common goal. The marketing and purchasing departments of the Company work in conjunction with the Company's vendor partners to develop and implement marketing programs that solicit customer response through direct incentives and special promotions. The Company's sales force takes a proactive approach in maintaining current accounts and soliciting new accounts. It is the Company's intention to consistently provide the necessary resources that contribute to a long-term generation of revenue via the sales force.

The Company continuously develops and sponsors programs that keep its sales force abreast of the latest technological developments, vendor promotions and competitive strategies. The computer hardware industry is rapidly evolving and providing these types of programs is an essential component of maintaining an aggressive presence in the volatile personal computer and cellular telephone wholesale distribution markets.

On-line Ordering
The role of distributors in the channel has changed drastically in recent years. Value-Added Resellers (VARs) and other channel partners rely heavily upon services such as electronic commerce on-line ordering, channel assembly and Electronic Data Interchange (EDI) reporting and ordering. The Company thus realizes the importance of offering value-added services to foster and maintain long-term customer relationships.

During fiscal 1998, the Company developed SED Online Order Express in response to the growing channel demand for electronic commerce on-line ordering. The Company created an electronic commerce on-line ordering system in an effort to remain competitive in the industry and position the Company for future growth. With SED Online Order Express, customers are issued a password that enables them to peruse the site 24 hours a day, seven days a week. In a competitive marketplace, it is essential that customers are provided with a level of accessibility that complements their personal schedules and immediate business needs. The employment of an on-line ordering system serves as an efficient means to conduct transactions after normal business hours while still maintaining the ability to order from the Company's complete inventory.

Accessibility is of great importance when addressing the needs of electronic commerce customers. SED Online Order Express regularly offers weekend specials that encourage after-hours use of the system, while the Express Team provides personalized service for instances when electronic commerce customers prefer to call in and speak with a sales representative during regular business hours.
[A GRAPHIC ELEMENT IS FEATUED ON THIS PAGE OF A PRODUCT BOX]
SED 5

SED Online Order Express offers the same caliber of information technology as the systems utilized by the largest distributors in the industry, including real-time inventory in all warehouse locations, real-time pricing, as well as real-time order submission, confirmation, and product allocation. The Company believes that its electronic commerce on-line ordering system will position it as an effective tool to compete with top industry competitors.

The Company is also in the process of developing an on-line auctioning system for SED Online Order Express, which accepts the highest electronic bids on select inventory, to increase traffic and interaction on the site. The Company intends to continue growing its current customer base with the aid of SED Online Order Express, and believes that the advancements made in the system during fiscal 1998 will effectively position the Company for future growth.

Channel Assembly
The Company operates a channel assembly center that complements the Company's immediate and long-term goals due to its higher margin potential as well as an efficient inventory control system that allows for large orders from customers while still offering the benefits of custom assembly. Quality control is maintained by burn-in testing on the units that are assembled as well as technical support before and after the purchase.

The channel assembly staff employs a team of technicians, including a designated research and development specialist, that implements quality assurance measures and provides customers support to address their specific needs. The channel assembly program provides additional value-added services to the Company's customers with potentially higher margins, thus creating a crucial step in fostering opportunities for future expansion.

Electronic Data Interchange
During fiscal 1998, the Company fully implemented Electronic Data Interchange reporting for select vendors--such as Hewlett-Packard, Intel, Seagate, and Creative Labs--as well as various top-tier reseller partners. The Company benefits from EDI reporting in a variety of ways. Primarily, the electronic transmission of sales and inventory data contributes to increased time-efficiency, reduced paperwork and lower overhead expenses. The EDI system enables the sales force to maintain current and solicit new accounts, while concurrently allowing order requests from large corporate resellers to be processed in one of the most time-efficient manners in the industry.

EDI serves as an effective tool for forecasting inventory maintenance requirements. Tracking inventory electronically facilitates the Company's efforts to match its warehouse stock with customer demand. Additionally, EDI enables all documents sent and received by the Company to be integrated into the Company's business applications. The Company believes that EDI is an essential component to remaining competitive in a technologically advanced and time-sensitive industry.

The Company adheres to the standards of the American National Standards Institute (ANSI) and complies with the guidelines suggested by the Computer Technology Industry Association (CompTIA) in the implementation of the EDI program.

Domestic Expansion

In the United States, the Company operates bi-coastal sales and distribution centers to remain accessible to its customers and deliver product in the most time-efficient manner possible. The Company maintains sales and distribution facilities in Tucker, Georgia, City of Industry, California, and Miami, Florida. The Company maintains an additional sales office in Carlsbad, California. During fiscal 1998, the Company also opened a new distribution facility in Harrisburg, Pennsylvania. The Harrisburg facility serves as the Company's fourth distribution location in the United States. Overall, the Company's domestic distribution network offers two day ground delivery service to approximately 80% of the population of the continental United States. The Harrisburg facility is strategically located near major transportation centers and offers one to two day ground delivery to customers in the New England and Middle Atlantic states. Expansion into this industrious, well-developed region brings about a multitude of opportunities for building the Company's domestic account base via more convenient service to its VAR, retail and wireless customers. The Company believes its relationship with its customers is good and that the Company serves as the preferred distributor for the majority of its customers.

The completion of fiscal 1998 also marks the one year anniversary of the distribution center in City of Industry (suburban Los Angeles), California. The City of Industry distribution center expedites orders throughout the entire state of
[A GRAPHIC ELEMENT IS FEATURED ON THIS PAGE OF A PRODUCT BOX]
SED 6

California with one day ground service. The location of the warehouse has proven effective in reaching customers in the California marketplace and other locales in the Pacific and Mountain time zones.

Direct Inbound Dialing
During fiscal 1998, the Company also incorporated Direct Inbound Dialing
(DID) into the Company's phone system. Direct Inbound Dialing enables calls to be routed directly to individual salespeople without the use of a switchboard operator, thus further increasing time and cost efficiency. Another enhancement facilitated by the Company's phone system was the retention of several top-producing salespeople via telecommuting--whereby regional salespeople can remain productive while retaining direct dial capabilities from the office, and the Company can further decrease its overhead costs.

Relationships with Industry-Leading Vendors
During fiscal 1998, the Company negotiated contracts for direct relationships with industry-leading vendors--including Hewlett-Packard, Microsoft, Intel, Creative Labs, Western Digital, and Epson. Direct relationships on key vendor lines is a fundamental component to the Company's success because it allows the Company to compete with the larger distributors in the industry while still providing the caliber of service reflective of a company of its size.

The Company has cultivated an on-going partnership with Hewlett-Packard and other industry-leading vendors that has resulted in key channel advantages. The new agreement with Hewlett-Packard consists of distribution rights to the entire Hewlett-Packard line in the United States and designation as a Hewlett-Packard Master Distributor for major portions of Latin America. The Company believes its relationship with Hewlett-Packard and other key vendors is good and is pleased with the potential offered by these continued partnerships.

A growing number of the Company's reseller partners sell Hewlett-Packard products primarily, if not exclusively. It is with the needs of these customers in mind that the Company developed the HP All Stars Team. The HP All Stars Team was organized to exclusively sell the full HP solution.

Hewlett-Packard is one of many industry-leading vendors with which the Company has direct pricing agreements. The Company employs marketing and purchasing departments that work in conjunction with its vendor partners to develop programs that implement a pro-active approach in generating revenues and improving marketshare.

WIRELESS SALES --
BUILDING PARTNERSHIPS AND INCREASING REVENUES

The Company experienced promising growth with its wireless division during fiscal 1998, accounting for 12% of total revenues. Wireless revenues increased to $108 million, up from $58 million in fiscal 1997. The Company believes it is the third largest distributor of wireless products throughout the United States and Latin America, as it continues to advance its position in the wireless marketplace by means of product breadth, outstanding customer service, and expedited delivery.

The Company has maintained a direct distribution relationship with Motorola since January 1, 1998 for the BellSouth geographical region in the southeastern United States. The Company can attribute its success with the Motorola line to close relationships with its reseller partners and joint efforts to provide customers with complete wireless solutions. The Company currently distributes Motorola StarTAC[trademark], Motorola Profile[trademark] 300, Motorola Populous[trademark], and Motorola TeleTAC[trademark] wireless handsets. The Company also anticipates distributing digital handsets (CDMA) in the near future.

The Company continues to grow its industry presence by negotiating direct relationships with vendors and providing value-added services to its reseller partners. The Company believes that the current industry trend favoring digital technology and higher-quality analog technology, combined with rising average unit prices, will result in further opportunities to increase revenues and expand its wireless lines. The Company believes that offering wireless products in addition to computer products positions it as a more comprehensive communications solution source than other industry competitors, and thus eagerly anticipates further implementation of this strategy to increase its international market presence.

[2 GRAPHIC ELEMENTS APPEAR ON THIS PAGE ONE OF A MAINFRAME AND ONE OF A WIRELESS PHONE]
SED 7

FOCUS ON LATIN AMERICA

In recent years, the Latin American marketplace has served as a progressive epicenter of international investment--especially in the areas of computer hardware and wireless communication technology.

The Company believes that prudent investment in this influential market will prove to be advantageous in the long-term and that such investment will secure the Company's role as a major contender in the likely consolidation of the Latin American computer hardware market.

The Company attributes a significant portion of its growing impact upon the Latin American marketplace to the aggressive expansion efforts of its Miami sales office and distribution center. SED International's trilingual Miami sales team works continuously to build long-term relationships with its clients in Latin America. The Company believes that it has also achieved further penetration in the Latin American marketplace by hosting regular road shows that facilitate the development of amicable and productive business partnerships. The Company is pleased with the continued success of the Miami office, as well as its impact upon the Latin American marketplace during fiscal 1998.

Investment in the Latin American marketplace is a primary component of the Company's long-term growth. During fiscal 1998, the Company attained an in-country presence in Latin America via the acquisition of Magna Distribuidora Ltda. and consequential formation of SED Magna Distribuidora Ltda. in Sao Paulo, Brazil as well as the opening of a sales and distribution facility in Bogota, Colombia through the Company's wholly own subsidiary, SED International de Colombia Ltda.

The Company recognizes a variety of strategic benefits to the acquisition of Magna Distribuidora Ltda. Of primary importance is the resulting formation of SED Magna Distribuidora Ltda., which represents the Company's first in-country presence. The Company believes that Brazil, with a population of approximately 150 million, offers promising long-term growth potential. The Company also realizes the importance of retaining an experienced management team that interacts with a well-established customer base and that is familiar with the Brazilian marketplace. The Company intends to increase its international presence by implementing this philosophy.

The Company's Miami- and Brazil-based employees promote a personalized approach toward understanding the products that the Company sells, matching these with the needs of their customers in Latin America. The Company believes that this relationship philosophy distinguishes it from its industry competitors that merely sell a generic product to a homogenous public.

The Company realizes that maintaining productive relationships with its reseller partners is two-pronged: satisfying the resellers' needs with a customer support system that includes a thorough merchandise selection, equitable credit terms and prompt product delivery, and providing its reseller partners with the tools necessary to build a loyal customer base among their end-user customers. Therefore, the role of the Company in the channel is not simply that of a source from which to buy product, but also a long-term solution provider.

The Company's Miami office distributes major lines to Latin America--including Hewlett-Packard, Intel, Epson, Samsung, TrippLite, and Creative
Labs. SED Magna Distribuidora Ltda. offers computer systems, peripherals and software, as well as networking and communication products from industry-leading vendors such as Hewlett-Packard, Compaq, Epson, and Apple. During fiscal 1998, SED Magna Distribuidora Ltda. signed an agreement with Intel as an authorized Intel Product Integrator (IPI) to over four-thousand integrators throughout Brazil. The Company believes that the Intel agreement will bring about opportunities for new business partnerships in Brazil.

The Company believes that its senior management works effectively in conjunction with the management of SED Magna Distribuidora Ltda. and anticipates long-term success in a growing Brazilian market.

The Company was also able to further penetrate into the Latin American marketplace with the opening of a sales and distribution center in Bogota, Colombia. The Bogota center offers a full range of services, including sales, product training and customer support to the Company's current Latin American customers and potential reseller partners. The Company is pleased with the current progress and future potential of its Miami sales and distribution center, SED Magna Distribuidora Ltda. and its Bogota, Colombia office to continue gaining marketshare, with an additional focus on generating profit.

[2 GRAPHIC ELEMENTS APPEAR ON THIS PAGE OF PRODUCT BOXES]
SED 8

[GRAPHIC ELEMENT HERE OF A GROUP OF PRODUCTS]

OUTLOOK FOR FISCAL 1999

The Company believes that fiscal 1998 was a year of prudent investments to enhance domestic marketshare and establish a presence in the Latin American computer hardware and wireless communication market. The Company intends to increase its electronic commerce transactions and introduce other value-added services to grow its business.

The investments of fiscal 1998 resulted in the implementation of strategies to provide better service to its customers in the United States and solicit new business. In Latin America, the Company acquired Magna Distribuidora Ltda. in fiscal 1998 through the formation of SED Magna Distribuidora Ltda., continued the expansion efforts of its Miami office, and established a sales and distribution center in Bogota, Colombia. The Company intends to expand its market presence in fiscal 1999 by building new and strengthening existing customer and vendor relationships and continuing to investigate future acquisitions of smaller and, possibly, larger companies.

The Company feels that its investment in key personnel and new enterprises has positioned it as a major contender in both the computer and wireless communications distribution marketplaces.

SED 9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the Selected Consolidated Financial Data included elsewhere herein. Historical operating results are not necessarily indicative of trends in operating results for any future period.

Overview

SED International Holdings, Inc. (the "Company") is a leading international distributor of microcomputer products, including personal computers, printers and other peripherals and networking products throughout the United States and Latin America. The Company has recently transformed itself from a regional United States distributor into an international distributor with leading brand name vendor lines, a nationwide presence in the United States and a leadership position in Latin America. In fiscal 1998, the Company's net sales to customers in the United States represented approximately 59.2% of total net sales. Net sales for export principally into Latin America and net sales in-country, in Brazil and Colombia, represented approximately 40.8% of total net sales for fiscal 1998. Net sales of microcomputer products generated approximately 88.0% of total net sales and wireless telephone products represented the remaining 12.0% for fiscal 1998.

As a result of a transaction with Globelle, Inc. ("Globelle") in June 1997, the Company acquired the distribution rights for certain significant vendor lines in the United States, including Hewlett-Packard and Intel. In fiscal 1998, the Company entered into additional authorized United States distributor agreements for other product lines previously sold by Globelle.

Beginning in December 1995, the Company substantially increased its sales to Latin America with the acquisition of U.S. Computer of North America, Inc. During fiscal 1998, the Company established an in-country sales and distribution presence in Latin America. In December 1997, the Company, through its wholly-owned subsidiary, SED Magna Distribuidora Ltda., acquired Magna Distribuidora Ltda. in Sao Paulo, Brazil. The Company believes that the in-country presence of SED Magna Distribuidora Ltda. will effectively establish customer relationships within the Brazil marketplace. In May 1998, the Company, through its subsidiary, SED International de Colombia Ltda., opened a sales and distribution facility in Bogota, Colombia.

For the Company's domestic operations, all purchases and sales are denominated in United States dollars. For the Company's operations in Brazil and Colombia -- in-country transactions are conducted in the respective local currencies of these two locations while import purchases are denominated in United States dollars.

Results of Operations
The following table sets forth, for the periods presented, the percentage of net sales represented by certain items in the Company's Consolidated Statements of Earnings:

Year Ended June 30,                                                                1998           1997         1996
Net sales                                                                         100.0%         100.0%      100.0%
Cost of sales, including buying and occupancy expenses                             95.0           94.0        93.7
Gross profit                                                                        5.0            6.0         6.3
Selling, general and administrative expenses                                        4.5            3.7         4.2
Start-up expenses                                                                   0.2             --          --
Operating income                                                                    0.3            2.3         2.1
Interest expense, net                                                               0.3            0.3         0.2
Earnings before income taxes                                                         --            2.0         1.9
Income taxes                                                                         --            0.8         0.7
Net earnings                                                                        0.0%           1.2%        1.2%

Fiscal 1998 Compared to Fiscal 1997
Net sales increased 38.1%, or $246.3 million, to $892.6 million in fiscal 1998 compared to $646.3 million in fiscal 1997. This growth resulted from an increase in United States net sales, net sales to customers for export principally into Latin America, and net sales in-

SED 10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

country for Brazil and Colombia. Net sales in the United States increased approximately 48.5%, or $172.6 million, to $528.2 million in fiscal 1998 compared to $355.6 million in fiscal 1997, primarily due to increased sales of printer and mass storage products. Net sales for export and in-country sales in Brazil and Colombia increased 25.3%, or $73.7 million, to $364.4 million in fiscal 1998 compared to $290.7 million in fiscal 1997, primarily due to the December 1997 acquisition of Magna Distribuidora Ltda. in Brazil. Sales of microcomputer products represented approximately 88.0% of the Company's fiscal 1998 net sales compared to 91.0% for fiscal 1997. Sales of wireless telephone products accounted for approximately 12.0% of the Company's fiscal 1998 net sales compared to 9.0% for fiscal 1997.

Gross profit increased 14.4%, or $5.6 million, to $44.5 million in fiscal 1998 compared to $38.9 million in fiscal 1997. Gross profit as a percentage of net sales decreased to 5.0% in fiscal 1998 from 6.0% in fiscal 1997. The dollar increase in gross profit relates directly to the increase in net sales. The decrease in the gross profit percentage was primarily due to lower pricing of hard disc drives, the fourth quarter write-down of certain inventory, including disc drives, and competitive pricing in general.

Selling, general and administrative expenses (excluding $1.4 million of start-up expenses) increased 68.6%, or $16.4 million, to $40.3 million in fiscal 1998, compared to $23.9 million in fiscal 1997. These expenses as a percentage of net sales increased to 4.5% in fiscal 1998 compared to 3.7% in fiscal 1997. The dollar increase in these expenses was primarily due to increased salaries and commissions for salespeople, new and expanded sales and distribution facilities, and expenses of operations in Latin America. Additionally, the Company incurred significantly higher expenses for uncollectible customer accounts in the fourth quarter.

As a result of a transaction with Globelle in June 1997, the Company acquired the distribution rights for certain significant vendor lines in the United States and subsequently hired 36 experienced salespeople formerly with Globelle. Because the Globelle transaction was not an acquisition of a going business concern, a transition period followed the close of that transaction during which the newly-hired sales people became acclimated to the Company's policies, procedures and product offerings, and the inventory of new product lines became stocked at the Company's warehouses. As a result of this transaction, the Company incurred $1.4 million of start-up expenses during the fiscal quarter ended September 30, 1997 reflecting costs associated with the hiring of new sales people, opening new sales offices and other transition expenses.

Net interest expense increased 28.2%, or $0.6 million, to $2.7 million in fiscal 1998 compared to $2.1 in fiscal 1997. Interest expense as a percentage of net sales was 0.3% both in fiscal 1998 and in fiscal 1997. The increase in interest expense was primarily due to borrowing costs associated with funding increased levels of working capital.

Income tax expense was recorded at an effective annual rate of 350% in fiscal 1998 compared to 38.4% in fiscal 1997. The increase in the effective rate in fiscal 1998 relates primarily to non-deductible goodwill amortization expense and valuation allowances on foreign losses.

Fiscal 1997 Compared to Fiscal 1996

Net sales increased 38.0%, or $178.0 million, to $646.3 million in fiscal 1997 compared to $468.3 million in fiscal 1996. This growth resulted from an increase in both United States net sales and net sales to customers for export principally into Latin America. Net sales in the United States increased approximately 19.8%, or $58.8 million, to $355.6 million in fiscal 1997 compared to $296.8 million in fiscal 1996, primarily due to increased sales of mass storage products. Net sales for export increased 69.5%, or $119.2 million, to $290.7 million in fiscal 1997 compared to $171.5 million in fiscal 1996, primarily due to the December 1995 acquisition of U.S. Computer of North America, Inc. and the Company's increased focus on Latin America. Sales of microcomputer products represented approximately 91.0% of the Company's fiscal 1997 net sales compared to 91.7% for fiscal 1996. Sales of wireless telephone products accounted for approximately 9.0% of the Company's fiscal 1997 net sales compared to 8.3% for fiscal 1996.

Gross profit increased 32.0%, or $9.4 million, to $38.9 million in fiscal 1997 compared to $29.5 million in fiscal 1996. Gross profit as a percentage of net sales decreased to 6.0% in fiscal 1997 from 6.3% in fiscal 1996. The dollar increase in gross profit relates directly to the increase in net sales. The decrease in the gross profit percentage was primarily due to continued highly competitive pricing and a higher proportion of total net sales for export.

SED 11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling, general and administrative expenses increased 22.8%, or $4.4 million, to $23.9 million in fiscal 1997, compared to $19.5 million in fiscal 1996. These expenses as a percentage of net sales decreased to 3.7% in fiscal 1997 compared to 4.2% in fiscal 1996. The dollar increase in these expenses was primarily due to increased salaries and commissions for salespeople and expanded sales and distribution facilities. The percentage decrease in these expenses was primarily due to the Company's ability to control variable costs over a larger sales base and a greater proportion of the Company's business derived from Latin America, which generally has lower selling, general and administrative expenses than in the United States.

Net interest expense increased 135.9%, or $1.2 million, to $2.1 million in fiscal 1997 compared to $902,000 in fiscal 1996. Interest expense as a percentage of net sales increased to 0.3% in fiscal 1997 compared to 0.2% in fiscal 1996. The increase in interest expense was primarily due to borrowing costs associated with funding increased levels of working capital.

Income tax expense was recorded at an effective annual rate of 38.4% in fiscal 1997 compared to 38.8% in fiscal 1996. The decrease in the effective rate in fiscal 1997 relates primarily to slightly lower state income taxes net of federal income tax benefit, offset by slightly higher non-deductible goodwill amortization expense.

Quarterly Data; Seasonality

The following table sets forth certain unaudited quarterly historical consolidated financial data for each of the Company's last eight fiscal quarters ended June 30, 1998. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the selected quarterly information. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The operating results for any quarter shown are not necessarily indicative of results for any future period.

                                             Quarter Ended (in thousands, except per share data)
                        September 30,  December 31,  March 31,   June 30,  September 30,  December 31,  March 31,  June 30,
                           1996          1996          1997        1997        1997          1997        1998        1998
Net sales                $160,114      $153,286      $165,168    $167,768    $214,032      $215,772    $243,281    $219,544
Gross profit                9,001         9,840         9,857      10,201      11,607        13,188      13,521       6,223
Operating income (loss)     3,302         3,581         4,014       4,061       3,433         4,958       3,892      (9,453)
Net earnings (loss)         1,818         1,945         2,010       2,132       1,409         2,641       1,919      (6,224)
Earnings (loss) per share
  Basic                       .26           .27           .28         .30         .20           .26         .18        (.59)

  Diluted                     .24           .25           .27         .28         .18           .25         .18        (.59)

Liquidity and Capital Resources

The Company's liquidity requirements arise primarily from the funding of working capital needs, including inventories and trade accounts receivable. Historically, the Company has financed its liquidity needs largely through internally generated funds, borrowings under its credit agreement and vendor lines of credit. The Company derives all of its operating income and cash flow from its subsidiaries and relies on payments from its subsidiaries to generate the funds necessary to meet its obligations. As the Company pursues its growth strategy and acquisition opportunities both in the United States and in Latin America, management believes that exchange controls in certain countries may limit the ability of the Company's present and future subsidiaries in those countries to make payments to the Company.

Operating activities used $23.3 million, $29.0 million, and provided $2.2 million of cash in fiscal 1998, 1997 and 1996, respectively.
The use of cash in fiscal 1998 resulted primarily from increases of $33.3 million in accounts receivable and $25.2 million in inventory partially offset by a $29.6 million increase in accounts payable. The use of cash in fiscal 1997 resulted primarily from increases of $12.5

SED12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

million in accounts receivable and $40.3 million in inventory partially offset by net earnings of $7.9 million and a $12.6 million increase in accounts payable. The source of cash in fiscal 1996 resulted primarily from net earnings of $5.6 million and a $27.4 million increase in accounts payable, offset by increases of $15.9 million in accounts receivable and $17.8 million in inventory.

Investing activities used $6.3 million, $15.5 million and $1.4 million of cash in fiscal 1998, 1997 and 1996, respectively. The Company used $0.7 million in fiscal 1998 to purchase Magna Distribuidora Ltda. in Brazil. The significant use of cash in fiscal 1997 was primarily for the purchase of certain distribution rights and equipment from Globelle for $13.0 million. The Company paid $0.9 million in fiscal 1998 for additional distribution rights benefited from the Globelle transaction. The remaining use of cash in fiscal 1998, as well as the use of cash in fiscal 1997 and 1996, was primarily due to the upgrade of the Company's computer and telephone systems as well as the expansion of warehouse and other facilities in each year.

Financing activities provided $31.6 million, $44.6 million, and used $882,000 of cash in fiscal 1998, 1997 and 1996, respectively. In fiscal 1998, the Company received $54.4 million, net of expenses, from a public stock offering of 3,000,000 shares of its common stock. The net proceeds from this stock offering were used to reduce indebtedness under the Company's credit agreement. Additional financing activities in fiscal 1998 relate to the exercise of stock options for $1.6 million and net borrowings of $25.0 million under the Company's Credit Agreement. In fiscal 1997, the Company repurchased 200,000 shares of Common Stock for approximately $1.3 million in an open market transaction under a stock buy-back program previously authorized by the Board of Directors. Net borrowings under the Company's credit agreement in fiscal 1997 was $45.4 million.

The Company has a Credit Agreement, which provides for a secured line of credit of $100.0 million. The Company may borrow at the prime rate offered by Wachovia Bank, N.A. (8.50% at June 30, 1998) or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Credit Agreement requires a commitment fee of .125% of the unused commitment. The Credit Agreement is secured by accounts receivable and inventory and requires maintenance of certain minimum working capital and other financial ratios and has certain dividend restrictions. The Credit Agreement expires in August 2000. At June 30, 1998, the Company had principal borrowings of $31.0 million under the Credit Agreement at a weighted average interest rate of 7.73% per annum. Average borrowings, maximum borrowings and the weighted average interest rate for fiscal 1998 were $33.9 million, $80.0 million and 7.87%, respectively.

Management believes that the Credit Agreement together with vendor lines of credit and internally generated funds, will be sufficient to satisfy its working capital needs during fiscal 1999. The Credit Agreement permits up to $30.0 million to be borrowed for the purpose of financing acquisitions, subject to a limitation of $15.0 million for any one acquisition, and further subject to compliance with the other terms of the Credit Agreement.

Inflation and Price Levels

Inflation has not had a significant impact on the Company's business because of the typically decreasing costs of products sold by the Company. The Company also receives vendor price protection for a significant portion of its inventory. In the event a vendor reduces its prices for goods purchased by the Company prior to the Company's sale of such goods, the Company generally has been able either to receive a credit from the vendor for the price differential or to return the goods to the vendor for a credit against the purchase price. As the Company pursues its growth strategy to acquire businesses and assets in foreign countries, the Company may operate in certain countries that have experienced high rates of inflation and hyperinflation. At this time, management does not expect that inflation will have a material impact on the Company's business in the immediate future.

Year 2000

The Company is currently evaluating its major computer software and operating systems to determine their respective date sensitivity in light of the possible inability of certain computer programs to handle dates beyond the year 1999 (the "Year 2000 Issue"). The Company's plans for dealing with the Year 2000 Issue include the following phases: inventorying affected technology and assessing

SED 13
potential impact of the Year 2000 Issue; determining the need for software and operating system upgrades and replacements; implementing and testing newly installed software and operating systems; and developing contingency plans. Many of the Company's software and operating systems have already been updated to the latest versions available.

The Company relies on third-party suppliers for many systems, products and services including telecommunications and data center support. The Company may be adversely impacted if these suppliers do not make necessary changes to their own systems and products successfully in a timely manner.

The cost to the Company of software and hardware remediation was approximately $250,000 during fiscal 1998 and is estimated to be $200,000 during fiscal 1999, and $50,000 during fiscal 2000. The total cost of updating the Company's software and operating systems is currently estimated at approximately $500,000.

Potential risk factors for the Company relating to the Year 2000 Issue may include loss of order processing and order shipment capabilities, the potential inability to effectively manage distribution center inventory, and potential complications with telephone or email communications. The Company currently believes that the majority of its mission critical systems pose a low risk to the Company's overall operational abilities, due to the fact that the Company has updated most of its software and operating systems to recent versions. Furthermore, the Company is currently taking measures to ensure that its systems that pose a potentially higher risk to the Company's overall operational abilities will be updated within a reasonable timeframe.

The Company believes that it is taking the appropriate measures to develop contingency plans that address the likely worst case scenarios relating to the Year 2000 Issue. Although the Company believes that the measures it is currently undertaking and intends to undertake will adequately address the Year 2000 issue, it has still developed alternative plans should potential complications arise. Though essential to the operation of the Company's business, the software and operating systems that the Company currently utilizes may be supplemented by manual processing and shipment of orders.

Forward-Looking Statements

The matters discussed herein contain certain forward-looking statements that represent the Company's expectations or beliefs, including, but not limited to, statements concerning future revenues and future business plans and non-historical Year 2000 information. When used by or on behalf of the Company, the words "may," "could," "should," "would," "believe," "anticipate," "estimate," "intend," "plan," and similar expressions are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that various factors, including the factors described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Registration Statement on Form S-3 (SEC File No. 333-35069) as well as general economic conditions and industry trends, the level of acquisition opportunities available to the Company and the Company's ability to negotiate the terms of such acquisitions on a favorable basis, a dependence upon and/or loss of key vendors or customers, the loss of strategic product shipping relationships, customer demand, product availability, competition (including pricing and availability), concentrations of credit risks, distribution efficiencies, capacity constraints and technological difficulties could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company. The Company undertakes no obligation to update any forward-looking statement.

SED 14

Consolidated Balance Sheets

June 30,                                                                                        1998                  1997
Assets
Current assets:
    Cash and cash equivalents                                                           $  2,693,000          $    783,000
    Trade accounts receivable, less allowance for doubtful
      accounts of $2,362,000 (1998) and $1,102,000 (1997)                                 86,298,000            55,745,000
    Inventories                                                                          141,196,000           112,813,000
    Prepaid income taxes                                                                   3,489,000                    --
    Deferred income taxes                                                                  1,827,000             1,223,000
    Other current assets                                                                   1,528,000             1,219,000
                                                                                        ------------          ------------
          Total current assets                                                           237,031,000           171,783,000
                                                                                        ------------          ------------
Property and equipment-net                                                                 9,490,000             6,469,000
Intangibles-net                                                                           20,044,000            19,077,000
                                                                                        ------------          ------------
          Total assets                                                                  $266,565,000          $197,329,000
                                                                                        ------------          ------------
Liabilities and Stockholders' Equity
Current liabilities:
    Trade accounts payable                                                              $122,959,000          $ 88,070,000
    Accrued and other current liabilities                                                  6,331,000             4,363,000
                                                                                        ------------          ------------
          Total current liabilities                                                      129,290,000            92,433,000
                                                                                        ------------          ------------
Revolving bank debt                                                                       31,000,000            56,000,000
Commitments (Note 6)
Stockholders' equity:
    Preferred stock, $1.00 par value;
      129,500 shares authorized, none issued
    Common stock, $.01 par value;
      100,000,000 shares authorized, 10,862,211 (1998) and
      7,522,786 (1997) shares issued                                                         108,000                75,000
    Additional paid-in capital                                                            70,659,000            12,719,000
    Retained earnings                                                                     38,840,000            39,095,000
    Cumulative translation cost                                                             (119,000)                   --
    Treasury stock at cost, 345,608 (1998) and 325,590 (1997) shares                      (2,937,000)           (2,715,000)
    Prepaid compensation-stock awards                                                       (276,000)             (278,000)
                                                                                        ------------          ------------
          Total stockholders' equity                                                     106,275,000            48,896,000
                                                                                        ------------          ------------
          Total liabilities and stockholders' equity                                    $266,565,000          $197,329,000
                                                                                        ============          ============

See notes to consolidated financial statements.

SED 15

Consolidated Statements of Earnings
(in thousands except per share data)

Year Ended June 30,                                                                       1998            1997          1996
Net sales                                                                             $892,629        $646,336      $468,298
Cost of sales, including buying and
    occupancy expenses                                                                 848,090         607,437       438,837
Gross profit                                                                            44,539          38,899        29,461
Selling, general and administrative expenses                                            40,309          23,941        19,493
Start-up expenses                                                                        1,400              --            --
Operating income                                                                         2,830          14,958         9,968
Interest expense-net                                                                     2,728           2,128           902
Earnings before income taxes                                                               102          12,830         9,066
Income taxes                                                                               357           4,925         3,516
Net earnings (loss)                                                                   $   (255)       $  7,905      $  5,550
Net earnings (loss) per common share
    Basic                                                                             $   (.03)       $   1.10      $    .77
    Diluted                                                                           $   (.03)       $   1.04      $    .76
Weighted average number of shares outstanding
    Basic                                                                                9,602           7,183         7,190
    Diluted                                                                              9,602           7,634         7,280

See notes to consolidated financial statements.
SED 16

Consolidated Statements of Stockholders' Equity

                                                                                                                       Prepaid
                                    Common Stock        Additional                 Cumulative                       Compensation-
                                               Par       Paid-In      Retained     Translation     Treasury Stock        Stock
                                  Shares      Value      Capital      Earnings     Adjustment     Shares      Cost       Awards
BALANCE, JUNE 30, 1995          7,121,492   $ 71,000   $10,579,000   $25,640,000   $      --     125,590  $(1,390,000) $(267,000)
    Stock awards issued to
      employees                    47,500                  261,000                                                      (261,000)
    Amortization of stock
      awards                                                                                                              95,000
    Stock awards
      canceled                     (3,500)                 (18,000)                                                        5,000
    Stock options
      exercised                     4,220                    2,000
    Tax benefit of stock
      awards and options                                     8,000
    Stock issued in
      acquisition                 275,000      3,000     1,372,000
    Net earnings                                                       5,550,000
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996          7,444,712     74,000    12,204,000    31,190,000                 125,590   (1,390,000)  (428,000)
    Amortization of stock
      awards                                                                                                             122,000
    Stock awards
      canceled                     (5,000)                 (28,000)                                                       28,000
    Stock options
      exercised                    83,074      1,000       396,000
    Tax benefit of stock
      awards and options                                   147,000
    Treasury stock purchased                                                                     200,000   (1,325,000)
    Net earnings                                                       7,905,000
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997          7,522,786     75,000    12,719,000    39,095,000                 325,590   (2,715,000)  (278,000)
    Stock awards issued to
      employees                    16,600                  199,000                                                      (199,000)
    Amortization of stock
      awards                                                                                                             108,000
    Stock awards
      canceled                    (11,900)                 (93,000)                                                       93,000
    Stock options
      exercised                   255,006      2,000     1,576,000
    Tax benefit of stock
      awards and options                                   818,000
    Sale of common stock,
      net of offering costs of
      $955,000                  3,000,000     30,000    54,395,000
    Treasury stock purchased                                                                      20,018     (222,000)
    Issuance of common stock
      for business acquired        79,719      1,000     1,045,000
    Net loss                                                            (255,000)
    Translation adjustments                                                         (119,000)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1998         10,862,211   $108,000   $70,659,000   $38,840,000   $(119,000)     345,608 $(2,937,000) $(276,000)
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

SED 17

Consolidated Statements of Cash Flows

Year Ended June 30,                                                          1998                  1997                 1996
Operating Activities
    Net earnings (loss)                                              $   (255,000)         $  7,905,000         $  5,550,000
    Adjustments to reconcile net earnings (loss) to net
      cash provided by (used in) operating activities:
    Depreciation and amortization                                       2,847,000             1,731,000            1,168,000
    Compensation-stock awards                                             108,000               122,000               95,000
    Provision for losses on accounts receivable                         6,073,000             1,391,000            1,642,000
    Changes in assets and liabilities, net of effects of
      acquired business in fiscal 1996 and 1998:
          Trade accounts receivable                                   (33,254,000)          (12,515,000)         (15,923,000)
          Inventories                                                 (25,248.000)          (40,312,000)         (17,840,000)
          Prepaid income taxes                                         (3,489,000)                   --                   --
          Deferred income taxes                                          (604,000)                7,000              (86,000)
          Other current assets                                           (129,000)             (692,000)              16,000
          Trade accounts payable                                       29,611,000            12,562,000           27,389,000
          Income taxes payable                                                 --              (695,000)           1,174,000
          Accrued and other current liabilities                         1,063,000             1,521,000           (1,012,000)
                                                                     ------------          ------------         ------------
            Net cash provided by (used in) operating activities       (23,277,000)          (28,975,000)           2,173,000
Investing Activities
    Purchase of equipment                                              (4,767,000)           (3,521,000)          (1,398,000)
    Purchase of business, net of cash acquired                           (659,000)                   --              (21,000)
    Purchase of distribution rights                                      (867,000)          (11,992,000)                  --
                                                                     ------------          ------------         ------------
            Net cash used in investing activities                      (6,293,000)          (15,513,000)          (1,419,000)
Financing Activities
    Revolving bank debt net proceeds (payments)                       (25,000,000)           45,390,000             (892,000)
    Net proceeds from issuance of common stock                         56,003,000               397,000                2,000
    Tax benefit from stock awards and options                             818,000               147,000                8,000
    Purchase of treasury stock                                           (222,000)           (1,325,000)                  --
                                                                     ------------          ------------         ------------
            Net cash provided by (used in) financing activities        31,599,000            44,609,000             (882,000)
Effect of exchange rate changes on cash                                  (119,000)                   --                   --
Increase (Decrease) in Cash and
    Cash Equivalents                                                    1,910,000               121,000             (128,000)
Cash and Cash Equivalents
    Beginning of year                                                     783,000               662,000              790,000
                                                                     ------------          ------------         ------------
    End of year                                                        $2,693,000              $783,000         $    662,000
Supplemental Disclosures of
    Cash Flow Information
      Cash paid during the year for:
          Interest                                                     $2,765,000           $ 2,167,000         $    881,000
          Income taxes                                                  3,545,000             5,257,000            2,770,000
      Liabilities assumed in acquisition                                6,183,000                    --           11,250,000

See notes to consolidated financial statements.

SED 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 1998, 1997 and 1996

1. Summary Of Significant Accounting Policies

Principles of Consolidation--The consolidated financial statements include the accounts of SED International Holdings, Inc. and its wholly-owned subsidiaries, SED International, Inc. (formerly Southern Electronics Distributors, Inc.), SED Magna Distribuidora Ltda., SED Magna (Miami), Inc. and SED International de Colombia Ltda. (collectively the "Company"). All intercompany accounts and transactions have been eliminated.

Description of Business--The Company is an international wholesale distributor of microcomputers, computer peripheral products and wireless telephone products, serving value-added resellers and dealers.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents--Cash equivalents are short-term investments purchased with a maturity of three months or less.

Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market and include in-transit inventory of $26,171,000 at June 30, 1998 and $36,200,000 at June 30, 1997.

Property and Equipment--Property and equipment are recorded at cost. Depreciation is computed principally by the straight-line method over the estimated useful lives, three to seven years, of the related assets or the lease term, whichever is shorter.

Intangible Assets--Intangible assets consist primarily of goodwill, distribution rights and noncompete agreements. Goodwill represents the excess of the cost of an acquired business over the fair value of net identifiable assets acquired and is amortized using the straight-line method principally over 30 years. Distribution rights are amortized using the straight-line method over 25 years. Noncompete agreements are amortized using the straight-line method over five years.

Impairment--The Company periodically reviews property and equipment and intangible assets for impairment based on judgments as to the future undiscounted cash flows from related operations.

Foreign Currency Translation--The assets and liabilities of foreign operations are translated at the exchange rates in effect at the balance sheet date, with related translation gains or losses reported as a separate component of stockholders' equity. The results of foreign operations are translated at the weighted average exchange rates for the year. Gains or losses resulting from foreign currency transactions are included in the statement of earnings.

Earnings Per Common Share--Beginning with the second quarter of fiscal 1998, earnings per share ("EPS") is computed in accordance with Statement of Financial Accounting Standards Number ("SFAS") 128. All prior period EPS data has been restated to conform with SFAS 128. Under SFAS 128, presentation of basic and diluted EPS on the income statement is required. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similarly to fully diluted EPS under Accounting Principles Board No. 15.

For fiscal 1998, 1997 and 1996, the Company's diluted EPS differs from basic EPS solely from the effect of dilutive stock options. For fiscal 1998, 1997 and 1996 options for approximately 1,602,000, 53,000 and 328,000 common shares, respectively were excluded from the diluted EPS calculation due to their antidilutive effect.

Newly Issued Accounting Standards-- SFAS 130, "Reporting Comprehensive Income," and 131, "Disclosures about Segments of an Enterprise and Related Information," are effective for fiscal 1999. The Company is evaluating the effects these statements will have on its financial reporting and disclosures. The statements will have no effect on the Company's consolidated results of operations or financial position.

Fair Value of Financial Instruments--Financial instruments that are subject to fair value disclosurment requirements are carried in the consolidated financial statements at amounts that approximate fair value.

2. Acquisitions

Distribution Rights--On June 30, 1997, as a result of a transaction with Globelle, Inc. ("Globelle"), a wholesale distributor of microcomputers and related products, the Company acquired certain domestic distribution rights (principally for certain Hewlett-Packard products) and equipment for $12,992,000 in cash. The Company paid Globelle an additional $867,000 in fiscal 1998 for certain other domestic distribution rights.

SED 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 1998, 1997 and 1996

Business--In December 1997, the Company acquired substantially all of the assets and assumed certain liabilities of Magna Distribuidora Ltda., a Brazilian distributor of microcomputers and related products ("Magna"), for approximately $1,802,000, consisting of 79,719 shares of common stock valued at $1,045,000 and cash of $757,000. The Company is required to pay additional amounts to the sellers of Magna based on a multiple of Magna's net earnings, as defined, for the two succeeding twelve month periods commencing December 1997. If paid, such amounts will be recorded as additional goodwill.

In December 1995, the Company acquired substantially all of the assets and assumed certain liabilities of U.S. Computer of North America, Inc., a distributor of Hewlett-Packard computer products in Latin America, for approximately $2,640,000, consisting of 275,000 shares of common stock valued at $1,375,000 and cash of $1,265,000.

These acquisitions have been accounted for using the purchase method of accounting. The operating results of the acquired businesses are included in the Company's consolidated statements of earnings from their respective acquisition dates.

The pro forma impact of business acquisitions on operations for fiscal 1998, 1997 and 1996 was not material.

3. Long-Term Assets

Long-term assets are comprised of the following:

    June 30,                                  1998             1997

    Property and equipment:
    Furniture and equipment            $13,427,000       $ 8,389,000
    Leasehold improvements               1,660,000         1,387,000
    Other                                  150,000           279,000
                                       -----------       -----------
                                        15,237,000        10,055,000
                                       -----------       -----------
    Less accumulated
         depreciation                    5,747,000         3,586,000
                                       -----------       -----------
                                       $ 9,490,000       $ 6,469,000
    Intangibles:
    Distribution rights                $12,859,000       $11,992,000
    Goodwill                             8,003,000         7,243,000
    Non-compete agreements                 500,000           500,000
                                       -----------       -----------
                                        21,362,000        19,735,000
                                       -----------       -----------
    Less accumulated
         amortization                    1,318,000           658,000
                                       -----------       -----------
                                       $20,044,000       $19,077,000
                                       ===========       ===========

Amortization expense of intangibles was $749,000, $338,000 and 188,000 in the years ended June 30, 1998, 1997 and 1996, respectively.

4. Revolving Bank Debt

The Company has an agreement with two banks, amended and restated in August 1997, for a $100 million revolving credit facility. This agreement expires in August 2000. At June 30, 1998, the Company had borrowings of $31,000,000 under the line and standby letters of credit of $7,570,000, leaving $61,430,000 available under the borrowing commitment. The Company may borrow at the prime rate offered by Wachovia Bank, N.A., 8.5% at June 30, 1998, or the Company may fix the interest rate for periods of 30 to 180 days under various interest rate options. The Company pays a commitment fee of .125% of the unused loan commitment. Average borrowings, maximum borrowings and the weighted average interest rate for fiscal 1998 were $33.9 million, $80.0 million and 7.87% and for fiscal 1997 were $28.7 million, $56.0 million and 7.60%, respectively. The credit facility is secured by accounts receivable and inventories, requires maintenance of certain minimum working capital and other financial ratios, and has certain dividend restrictions. At June 30, 1998, the Company was not initially in compliance with the fixed charges coverage and minimum consolidated tangible net worth covenants; such covenants were retroactively amended by the banks effective June 30, 1998.

The carrying value of revolving bank debt at June 30, 1998 approximates its fair value based on interest rates that are believed to be available to the Company for debt with similar provisions.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's current deferred tax assets are as follows:

    June 30,                                           1998          1997

    Reserves not currently deductible            $1,317,000    $  789,000
    Inventory valuation                             683,000       468,000
    Foreign operating loss carryforwards            166,000            --
    Other                                           (10,000)      (34,000)
    Valuation allowance                            (329,000)           --
                                                 ----------    ----------
                                                 $1,827,000    $1,223,000
                                                 ==========    ==========

SED 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 1998, 1997 and 1996

Components of income tax expense are as follows:

    Year Ended June 30,           1998          1997          1996
    Current:
          Federal             $914,000    $4,380,000    $3,416,000
          State                 47,000       538,000       420,000
                              --------    ----------    ----------
                               961,000     4,918,000     3,836,000
                              --------    ----------    ----------
    Deferred (Benefit):
          Federal             (552,000)        6,000      (280,000)
          State                (52,000)        1,000       (40,000)
                              --------    ----------    ----------
                              (604,000)        7,000      (320,000)
                              --------    ----------    ----------
                              $357,000    $4,925,000    $3,516,000
                              ========    ==========    ==========

Income tax benefits relating to the exercise of employee stock awards and options reduce taxes currently payable and are credited to additional paid-in capital. Such amounts approximated $818,000, $147,000 and $8,000 for fiscal 1998, 1997 and 1996, respectively.

The Company's effective tax rates differ from statutory rates as follows:

    Year Ended June 30,                   1998        1997         1996

    Statutory federal rate                34.0%       34.2%        34.0%
    State income taxes net of
          federal income tax benefit      28.4         3.3          3.7
    Non-deductible goodwill
          amortization                    82.4         1.9          1.5
    Valuation allowance                  163.7          --           --
    Other                                 41.5        (1.0)        (0.4)
                                         -----        ----        -----
                                         350.0%       38.4%        38.8%
                                         -----        ----        -----

6. Lease Obligations

SED International leases its main office facility under an operating lease with an entity owned by certain minority stockholders of the Company. The lease currently provides for an annual rent of $176,000 through October 1999, subject to escalation based upon periodic increases in the Consumer Price Index.

The Company leases additional distribution center and sales office space under operating leases. Rent expense under all operating leases for the years ended June 30, 1998, 1997 and 1996 was $2,090,000, $949,000 and
$663,000, respectively.

As of June 30, 1998, the future minimum rental commitments under noncancelable operating leases are:

    Year Ending June 30,
    1999                                                    $1,968,000
    2000                                                     1,498,000
    2001                                                     1,198,000
    2002                                                       670,000
    2003                                                       361,000
----------------------------------------------------------------------
                                                            $5,695,000
----------------------------------------------------------------------

7. Stockholders' Equity

Issuance of Common Stock--On October 6, 1997 the Company issued 3,000,000 shares of its common stock for proceeds of $54,395,000, net of offering costs of $955,000.

Stock Options--The Company maintains stock option plans under which 1,705,046 shares of common stock have been reserved at June 30, 1998 for outstanding and future incentive and nonqualified stock option grants and stock grants to officers and key employees. Incentive stock options must be granted at not less than the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Nonqualified stock options may be granted at a price of not less than 85% of the fair market value of the common stock at the date of grant and expire 10 years from the date of grant. Options granted under the plans are exercisable in installments ranging from 20% to 33.3% per year. Upon the occurrence of a "change of control" (as defined), all outstanding options become immediately exercisable.

Stock option activity and related information under these plans is as follows:

                                                              Weighted
                                                               Average
                                                 Shares    Exercise Price
    Shares under options June 30, 1995          879,595          $5.09
          Granted                               369,950           5.62
          Exercised                              (4,220)           .54
          Canceled                              (49,725)          5.63
                                              ---------          -----
    Shares under options June 30, 1996        1,195,600           5.24
          Granted                               401,200           8.21
          Exercised                             (83,074)          8.21
          Canceled                              (85,940)          6.77
                                              ---------          -----
    Shares under options June 30, 1997        1,427,786           6.02
          Granted                               318,700          13.94
          Exercised                            (193,506)          5.70
          Canceled                              (32,945)          8.46
                                              ---------          -----
    Shares under options June 30, 1998        1,520,035          $7.66
                                              =========          =====
SED 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 1998, 1997 and 1996

Additionally, since 1992, the Board of Directors has granted nonqualified options to purchase 153,000 shares of common stock to certain directors of the Company at exercise prices ranging from $5.88 to $15.25 (their fair market value at date of grant). Options to purchase 10,000 shares of common stock were canceled during fiscal 1997. Options to purchase 61,500 shares of common stock were exercised at a weighted average price of $7.73 during fiscal 1998. At June 30, 1998, 81,500 options granted to directors of the Company were outstanding and exercisable at a weighted average exercise price of $8.61; such options expire 10 years from the date of grant.

The following table summarizes information pertaining to all options outstanding and exercisable at June 30, 1998:

                                         Outstanding Options               Exercisable Options

                                              Weighted
                                               Average      Weighted
                                              Remaining      Average                      Average
         Range of              Number        Contractual     Exercise      Number        Exercise
    Exercise Prices         Outstanding      Life (Years)     Price     Exercisable        Price
      $4.89-$6.00             896,735            4.53        $ 5.27      806,252          $ 5.22
       7.50-10.75             377,600            8.17          8.06      105,787            7.76
      11.38-19.88             327,200            9.21         14.00       20,000           15.25

Fair Value--The weighted average fair value of options granted in fiscal 1998, 1997 and 1996 was $8.61, $4.45 and $2.83, respectively, using the
Black-Scholes option pricing model with the following assumptions:

                                         1998             1997        1996

    Dividend yield                        0.0%             0.0%        0.0%
    Expected volatility                  55.5%            49.2%       49.3%
    Risk free interest rate               5.9%             6.3%        6.0%
    Expected life, in years               6.8              7.6         6.8

Had compensation cost for grants under the Company's stock option plans in fiscal 1998, 1997 and 1996 been determined based on the fair value at the date of grant consistent with the method of SFAS 123, the Company's pro forma net earnings and net earnings per share would have been as follows:


    Year Ended June 30,                1998            1997            1996

    Pro forma net
         earnings (loss)        $(1,075,000)     $7,446,000      $5,383,000
    Pro forma net
         earnings (loss)
         per common share
            Basic                      (.11)           1.04             .75
            Diluted                    (.11)            .98             .74

Restricted Stock--In 1988, the Company's Board of Directors established a restricted stock plan which permits the granting of restricted stock awards to officers, key employees and directors. The individual awards vest generally after three to ten years. At June 30, 1998, 10,791 shares of common stock are reserved for issuance under this plan. Restricted stock activity is as follows:

    Year Ended June 30,                 1998         1997        1996

    Shares of restricted stock
        beginning of year             92,500       97,500      53,500
             Issued                   16,600           --      47,500
             Vested                  (30,000)          --          --
             Canceled                (11,900)      (5,000)     (3,500)
    Shares of restricted stock
        end of year                   67,200       92,500      97,500

The value of restricted stock awards is determined using the market price of the Company's common stock on the grant date and is amortized over the vesting period. The unamortized portion of such awards is deducted from stockholders' equity.

Stockholder Rights Agreement--In October 1996, the Company adopted a stockholder rights agreement under which one common stock purchase right is presently attached to and trades with each outstanding share of the Company's common stock. The rights become exercisable and transferable apart from the common stock ten days after a person or group, without the Company's consent, acquires beneficial ownership of 12% or more of the Company's common stock or announces or commences a tender or exchange offer that could result in 12% ownership (the "Change Date"). Once exercisable, each right entitles the holder to purchase shares of common stock in number equal to eight multiplied by the product of the number of shares outstanding on the Change Date divided by the number of rights outstanding on the Change Date not owned by the person or group and at a price of 20% of the per share market value as of the Change Date. The rights have no voting power and, until exercisable, no dilutive effect on net earnings per common share. The rights expire in October 2006 and are redeemable at the discretion of the Company's Board of Directors at $.01 per right.

8. Employee Benefit Plan

SED International maintains a voluntary retirement benefit program, the Southern Electronics Distributors, Inc. 401(k) Plan. All employees of SED International who have attained the age of 21 are eligible to participate after completing one year of service. SED International matches a portion of employee contributions to the plan. Employees are immediately vested in their own contributions. Vesting in SED International's matching contributions is based on years of continuous service. SED International's matching contribution expense for the years ended June 30, 1998, 1997 and 1996 was $114,000, $90,000 and $76,000, respectively.

SED 22

9. Geographic Information

Information concerning the Company's domestic and foreign operations is summarized below. Product sales to foreign subsidiaries are valued at market prices.

    Year Ended June 30, 1998                        United States       Latin America     Eliminations           Consolidated
    Net Revenues:
           Unaffiliated customers                   $867,986,000         $24,643,000       $        --           $892,629,000
           Foreign subsidiaries                        2,129,000                  --        (2,129,000)                    --
                                                    ------------         -----------       -----------           ------------
           Total                                    $870,115,000         $24,643,000       $(2,129,000)          $892,629,000

    Income from operations                          $  3,237,000         $  (390,000)      $   (17,000)          $  2,830,000
    Identifiable assets                             $254,626,000         $15,326,000       $(3,387,000)          $266,565,000

Approximately 41% of the Company's net sales in the fiscal year ended June 30, 1998 consisted of sales to customers for export principally into Latin America and direct sales to customers in Brazil and Colombia. For the years ended June 30, 1997 and 1996 approximately 45% and 37%, respectively, of the Company's net sales were to customers for export principally into Latin America.

10. Significant Vendors

During the years ended June 30, 1998 and 1997 the Company purchased approximately 39% and 43%, respectively, of its inventory from three vendors. During the year ended June 30, 1996, the Company purchased approximately 32% of its inventory from two vendors.

11. Subsequent Event

Between September 3, 1998 and September 11, 1998, the Company repurchased 903,400 shares of its common stock for approximately $4.1 million in open market transactions under a previously announced buy back program.

SED 23

INDEPENDENT AUDITORS' REPORT

Board of Directors
SED International Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SED International Holdings, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of SED International Holdings, Inc. and subsidiaries as of June 30, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP

Atlanta, Georgia
August 19, 1998
(September 11, 1998 as to Note 11)

SED 24

[INSIDE BACK COVER]

[THIS LINE OF COPY RUNS VERTICAL ACROSS LEFT SIDE]
The names of the various companies appearing in photography within this document hereof are names and/or trademarks of companies or other entities not affiliated with the Company.

Directors and Officers
Gerald Diamond
Chairman of the Board, Chief Executive Officer and Director of the Company

Ray D. Risner
President, Chief Operating Officer and Director of the Company

Stewart I. Aaron
Director of the Company; President of LABS, Inc.

Joel H. Cohen
Director of the Company; Vice President of Marketing for Queen Carpet Corp.

Mark Diamond
Executive Vice President and Director of the Company

Cary Rosenthal
Director of the Company; President and CEO of Phoenix Communications, a division of Master Graphics, Inc.

Larry G. Ayers
Vice President - Finance, Chief Financial Officer, Secretary and Treasurer of the Company

Jean Diamond
Vice President of SED International, Inc.

Harvey R. Linder
Vice President and General Counsel of the Company

Brian D. Paterson
Senior Vice President - Purchasing/ Marketing of the Company


Stockholder Information
Corporate Address
SED International Holdings, Inc.
4916 North Royal Atlanta Drive
Tucker, Georgia 30085
(770) 491-8962

Registrar and Transfer Agent
National City Bank
Cleveland, Ohio

Independent Auditors
Deloitte &Touche LLP
Atlanta, Georgia

Corporate Counsel
Long Aldridge & Norman LLP
Atlanta, Georgia

Form 10-K
SED International Holdings, Inc.'s Annual Report on Form 10-K for fiscal 1998 (without exhibits) as filed with the Securities and Exchange
Commission is available to stockholders without charge upon written request to Denise Valenti, SED International Holdings, Inc., 4916 North Royal Atlanta Drive, Tucker, Georgia 30085.

Nasdaq National Market Symbol
The Company's common stock is traded on the Nasdaq National Market under the symbol SECX.

Market Makers
The following firms make a market in the common stock of SED International Holdings, Inc.:
*  A.G. Edwards &Sons, Inc.
*  Bear, Stearns &Co., Inc.
*  C.L. King & Associates, Inc.
*  Cleary Gull Reiland McDevitt Inc.
*  Herzog, Heine, Geduld, Inc.
*  Interstate/Johnson Lane Corp.
*  Knight Securities L.P.
*  Mayer &Schweitzer Inc.
*  USCC Trading/Div. Fleet Secs
*  National Securities Corp.
*  Schroder, Wertheim & Co.
*  Starr Securities, Inc.
*  Sherwood Securities Corp.
*  Troster Singer Corp.

Annual Meeting
The annual meeting of stockholders of SED International Holdings, Inc. will be held at 12:00 p.m. local time on November 10, 1998, at the Company's corporate offices located at 4916 North Royal Atlanta Drive, Tucker, Georgia. Stockholders of record at the close of business on September 14, 1998 will be entitled to vote at this meeting.

Price Range of Common Stock
The following table sets forth the high and low sales prices for SED International Holdings, Inc.'s common stock as reported for each quarter of fiscal 1998 and 1997. The quotations are inter-dealer prices without retail mark-ups, mark-downs or commissions and may not represent actual transactions.

1998 Fiscal Quarter
                                         High             Low
First                                   $20.00          $12.88
Second                                   19.75            8.75
Third                                    13.94           10.31
Fourth                                   13.13            8.00

1997 Fiscal Quarter
                                         High             Low
First                                   $ 9.50           $5.38
Second                                   12.63            8.50
Third                                    12.50            7.81
Fourth                                   13.38            8.25

There were 9,613,603 shares of common stock outstanding and approximately 5,000 beneficial owners of common stock of the Company (including individual participants in securities position listings) as of September 14, 1998. The Company did not pay any cash dividends to its stockholders during the periods presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a description of certain restrictions on the Company's payment of dividends.

[BACK COVER]
                       SED International
                         Holdings, Inc.

                 4916 North Royal Atlanta Drive
                     Tucker, Georgia 30085
                          770-491-8962